SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ANGLOGOLD ASHANTI - 2008 ABRIDGED ANNUAL FINANCIAL
STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS

Abridged Report
2008
www.anglogoldashanti.com
Abridged Report
2008

Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, including the disposition of AngloGold Ashanti’s interest in the Boddington Project, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk managements. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls” in the Annual Financial Statements included in the attached CD. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
statements
Forward-looking
Contents
Vision, mission and values
1
Scope of report
2
Corporate profile
4
Chairman’s letter
6
CEO’s review
8
CFO’s report
14
Key features 2008
22
Group overview 2008
23
Five-year summaries
24
Operations at a glance
28
Board of directors and executive management
30
Directors’ report
36
Remuneration report
50
Shareholder information
56
Administrative information
60
Forward-looking statements
Shareholders who wish to receive a copy of the printed Annual Financial
Statements 2008 should contact the company secretary:
Email: companysecretary@anglogoldashanti.com
Tel: +27 11 637 6128
Fax: +27 11 637 6677
Or any of the contacts detailed on page 60
Russell and Associates 2086_08

Abridged Report 2008

mission and values
Vision,
OUR VISION
To be the leading mining company.
OUR MISSION
We create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring for, mining and marketing our products. Our primary focus is gold and we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
OUR VALUES
Safety is our first value.
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our
workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment
... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs.
We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will
do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high-performance outcomes and undertake to deliver on our
commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will be better off for AngloGold
Ashanti having been there.
We uphold and promote fundamental human rights where we do
business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

Abridged Report 2008

of report
Scope
Report to Society 2008
Annual Financial Statements 2008
Mineral Resource and Ore Reser ve Report 2008
Country Reports 2008
Online Report 2008
1998
Formation of AngloGold
Limited, in June 1998
1998
Anglo American plc a major
shareholder (51%)
HIGHLIGHTS 1998 – 2008
AngloGold Ashanti Limited (AngloGold Ashanti) has produced a suite of complementary reports, of which this Abridged Report 2008 is a part, to communicate on all aspects of its operating and financial performance for the year 1 January 2008 to 31 December 2008.
This Abridged Report 2008 includes a CD containing:
•
Annual Financial Statements 2008, which provides a comprehensive review of the year from operational, business and market perspectives;
•
Mineral Resource and Ore Reserve Report 2008;
•
Report to Society 2008 which provides a broad overview of AngloGold Ashanti's sustainable development initiatives at all its operations; and
•
The four quarterly reports produced during 2008.
The Notice of Meeting, notifying shareholders of the annual general meeting which is to be held on 15 May 2009, is a separate document and will be posted to shareholders on or about 14 April 2009.
The entire suite of reports is available electronically at www.aga-reports.com. Hard copies of these reports can also be requested from the contacts detailed at the end of this report. Business partners and other interested parties with whom the company seeks to communicate include shareholders, investors, employees and their representatives, the communities in which AngloGold Ashanti operates, and regional and national governments.
The Annual Financial Statements 2008, from which the contents of the Abridged
Report 2008 have been extracted, were prepared in accordance with International
Financial Reporting Standards (IFRS), the South African Companies Act No. 61 of 1973
and the Listings Requirements of the JSE Limited (JSE). The guidelines of the King
Report on Corporate Governance 2002 were also taken into account in compiling both the Annual Financial Statements 2008 and the Report to Society 2008. The latter was produced in accordance with the Global Reporting Initiative (GRI) and the principles of the International Council of Metals and Mining (ICMM) and the UN Global Compact,
both of which AngloGold Ashanti is a member. The Annual Financial Statements are submitted to the JSE and to the London, New York, Ghanaian and Australian stock exchanges as well as to the Paris and Brussels bourses. They are also submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

Abridged Report 2008

2000
Purchase of interests in the Morila and Geita
mining operations as well as in OroAfrica
2001
Sale of Deelkraal and Elandsrand
1999
Acquired Minorco's gold interests
and Acacia Resources
Significant events during 2008
Note:
• Unless otherwise stated, $ or dollar refers to US dollars throughout this report.
• References to “group” and “company” are used interchangeably in the narrative.
Iduapriem, Ghana

Abridged Report 2008

profile
Corporate
ANGLOGOLD ASHANTI – A LEADING GLOBAL PRODUCER OF GOLD
Headquartered in Johannesburg, South Africa, the company has 21 operations and a number of exploration programmes in both the established and new gold-producing regions of the world.
In 2008, AngloGold Ashanti produced 4.98 million ounces of gold from its operations – an estimated 7% of global production – making it the third largest producer in the world. The bulk of its production came from deep-level underground operations (40%) and surface operations
(2%) in South Africa. Contributions from other countries were Ghana (11%), Mali (8%), Australia
(9%), Brazil (8%), Tanzania (6%), USA (5%), Guinea (7%), Argentina (3%) and Namibia (1%). In
South Africa, ramping up of production at Moab Khotsong continued and is expected to increase significantly in 2009, and achieve full production levels in 2012.
During 2008, AngloGold Ashanti’s global exploration programme continued to gain momentum, either directly or in collaboration with exploration partnerships and joint ventures, in Colombia, the Democratic Republic of Congo (DRC), Australia, Russia, China and the Philippines.
As at 31 December 2008, AngloGold Ashanti employed 62,895 people, including contractors, had proved and probable Ore Reserves of 74.9 million ounces of gold and had incurred capital expenditure of $1,201 million for the year.
In response to an ever-changing socio-economic environment, AngloGold Ashanti announced its intention to review its current structure and asset base. It remains a values-driven company and these values, the foremost of which is safety, and the group’s business principles continue to guide the company, its managers and employees, and form the basis of the company’s contract with all of its business – shareholders, employees, communities, business partners, governments and civil society organisations.
STOCK EXCHANGE INFORMATION
AngloGold Ashanti’s primary stock exchange listing is on the JSE Limited (Johannesburg). It is also listed on the exchanges in New York, London, Australia and Ghana as well as on Euronext
Paris and Euronext Brussels. AngloGold Ashanti had 353,483,410 ordinary shares in issue and a market capitalisation of $9.8 billion as at 31 December 2008 (31 December 2007:
$11.9 billion).
2002
Sale of Free State operations
2002
Interest in Cerro Vanguardia
increased to 92.5%
HIGHLIGHTS 1998 – 2008

Abridged Report 2008

AngloGold Ashanti global operations and exploration: 2008
Cripple
Creek
& Victor
(CC&V)
USA
Brazil
Argentina
Navachab
Geita
Namibia
Tanzania
Republic of
South Africa
SA operations
Great Noligwa
Mponeng
Savuka
Kopanang
Tau Lekoa**
Moab Khotsong
TauTona
Mali
Guinea
Morila
Sadiola and Yatela
Siguiri
Obuasi
Iduapriem
Ghana
Sunrise Dam
Boddington*
Australia
Serra
Grande
Cerro Vanguardia
Brasil
Mineração
N
Operations
Greenfields exploration
and alliance areas
DRC
China
Russia
Philippines
Tropicana
Gramalote
La Colosa
Jinchanggou
Yili Yunlong
Mongbwalu
Anenskoye
Veduga
Aprelkovskoye
Sovromennie
Mapawa Area
Quebradona
Colombia
* sold early 2009
** sale transaction
announced
2003
Sale of various uneconomic assets
2004
Business combination with Ghanaian
company Ashanti Goldfields concluded -
name changed to AngloGold Ashanti

Abridged Report 2008

DEAR SHAREHOLDER
The past year represented a milestone year for AngloGold Ashanti – one in which we believe we delivered on a number of restructuring commitments that have positioned us well as we look to the future. As gold continues its strong price performance we have continued to remodel our operations, the balance sheet and our management to help position us to deliver increasing and sustainable value to our shareholders through 2009 and beyond.

Gold has performed remarkably well over the difficult second half of 2008 and into 2009 in the face of the international financial crisis and market volatility.
Against the trend that many might have anticipated, gold has held its ground in the face of a strengthening US dollar, sharp falls in the prices of oil and other key commodities, and declining inflation. Even as gold jewellery demand has fallen in response to the economic crisis, investment demand for gold (and gold shares) has increased. This demand is driven by gold’s status as a safe haven amidst the uncertainties caused by the worldwide financial crisis and fears regarding the possible consequences of government interventions to support banks and stimulate consumer demand.

External economic developments and a range of corporate challenges tested our company to the fullest extent. But under Mark Cutifani’s first full year at the helm of AngloGold Ashanti, these challenges were fully met.

Mark has truly reinvigorated this company, positioning it to take full advantage of the opportunities which lie ahead. The year saw a further remodelling of the executive management, designed to enhance project and technical performance and thus growth in earnings. The team has consistently delivered on forecasts regarding operational performance.

Nowhere can we be more gratified at the manner in which we have met our challenges than in respect of the improved safety performance. We regret deeply the 14 deaths which occurred in accidents at our operations around the world. Yet we are pleased with the significant improvement over the
34 deaths in 2007, and hope that this trend will continue. I would like to pay tribute to Mark Cutifani and all the company’s employees for their collective dedication that achieved this improvement.The company took a major step to improve its exposure to the strong gold price following the $1.7 billion rights offer in July. This capital raising allowed the company to make significant inroads into its hedge book. During 2008 the number of committed ounces was reduced by 47% from 11.28 million ounces to
5.99 million ounces. Assuming a prevailing gold price of $900 per ounce it is expected that the average realised price in 2009 will be at a discount to spot of approximately 6%.
letter
Chairman’s
2004
Rationalisation of assets and
operations continues
2005
Substantial restructuring of hedge
book begins
HIGHLIGHTS 1998 – 2008

Abridged Report 2008

A further major financial event of 2008 for AngloGold Ashanti was the signing of a $1 billion Syndicated Term Loan
Facility Agreement (term facility) with Standard Chartered Bank to refinance our convertible bond, which was redeemed in February 2009. We were extremely pleased to have secured the refinancing during a time of almost unprecedented market uncertainty and scarcity of liquidity, and are grateful to Standard Chartered for this commitment to the company.

On the exploration front, we were pleased to announce during the year one of the most significant new gold discoveries of the current era, at La Colosa in Colombia, which enabled us to add 12.9 million ounces of gold to our resources base.

The company took a number of steps to restructure its asset portfolio in order to add value. In May, AngloGold
Ashanti completed the transaction with B2Gold Corp in terms of which B2Gold acquired from AngloGold Ashanti additional interests in certain mineral properties in Colombia and, in exchange, AngloGold Ashanti acquired an interest of 15.9% in the issued share capital of that company. In July, AngloGold Ashanti finalised the transaction in terms of which it acquired 100% of the Golden Cycle Gold Corporation, which owned a 33.33% stake in the company’s Cripple Creek & Victor mine (CC&V), now wholly owned. And in December we completed the purchase of São Bento Gold Company Limited and its wholly-owned subsidiary, São Bento Mineração S.A. from Eldorado
Gold Corporation.

Finally, after year-end, the company’s one-third share of Boddington mine was sold to majority owner Newmont for a total consideration of up to approximately $1.1 billion and an agreement reached with Simmer & Jack for the sale of AngloGold Ashanti’s Tau Lekoa mine and adjacent project areas. These transactions will strengthen the balance sheet and position the company well for further growth.

Mrs Elisabeth Bradley retired from the board of AngloGold Ashanti at the annual general meeting of shareholders held on Tuesday, 6 May 2008. She served on the board with distinction since the formation of AngloGold in 1998, and we express our deep gratitude for her years of service. Mr Simon Thompson resigned from the board with effect from 28 July 2008, having served since 2004. His profound insights will be missed, and we wish him well for the future.

2008 also marked the tenth anniversary of AngloGold Ashanti’s formation. The group has come a long way in its first decade, and stands poised for a new era of growth, as it seeks vigorously to exploit its pipeline of projects and to manage the undoubted challenges it faces. We now have a very high-quality management team under new leadership, and I am confident at the prospect of launching AngloGold Ashanti successfully into its second decade, despite the challenging times which lie ahead both at home and abroad.

Yours sincerely
Russell Edey
Chairman

6 March 2009
2005
Granted new order mining rights in terms of MPRDA
2005
Facility for $700 million revolving
credit approved

Abridged Report 2008

The year 2008, my first full year in office as CEO of AngloGold
Ashanti, has been both eventful and fulfilling. While we have had a number of challenges to deal with, we have made
consistent and positive progress as we create the new
AngloGold Ashanti.
As we ushered in 2008 in South Africa, we had to cope with the national power crisis. On a broader basis, as we made good
progress in turning around some difficult assets, delivering on our production and cost promises quarter-on-quarter, the world was slipping into what we now term the “global financial crisis”.
As a consequence, the gold price firmed during the course of the year, further improving our underlying profit performance and longer term outlook for the business. While these events were unfolding, we took the opportunity to reduce our gold
price hedge commitments and rebuilt our financial capacity by reducing debt within the business. At the same time we made
great progress in turning our safety performance around –
reducing fatality rates and injury frequency rates across all areas in the business.
By the end of 2008, we had reshaped the business – we have
demonstrated that we can mine without fatalities being a
necessary consequence of our activities. In this one step we have demonstrated our commitment to our values and the
notion that “People are the Business…Our Business is People”.
Our hedge book and balance sheet have been reshaped to
support enhanced performance and as we head into 2009
know we have the team that can take us forward to achieve our vision to be “the leading mining company”.
SAFETY
On 8 November 2007 we declared that safety is AngloGold
Ashanti’s first value, and we have lived that value through 2008.
As a company and as leaders, we have a moral duty to do all
we can to ensure that those who arrive at work return home
safely and in better shape for having been an AngloGold
Ashanti employee. While we made great progress in 2008 in
reducing fatality rates by 57% year-on-year, we understand we still have a long way to go. It is with great regret that I report the loss of 14 colleagues through industrial accidents. The
AngloGold Ashanti board extends its deepest sympathies to
the families, friends and colleagues of those we have lost.
review
CEO’s
2006
$500 million raised in equity
offering
2006
Rationalisation of assets and
operations continues
HIGHLIGHTS 1998 – 2008

Abridged Report 2008

On the positive side, we are naturally gratified at the step-change improvement in our safety record, with the reduction in fatality rates supported by a 20% decline in our all-accident frequency rates.
Both improvements are evidence of real change within the business – a stepping stone to achieving a workplace free of accidents and industrial disease.
Our vision of “no harm” in our workplace has its foundations in our four-part strategy where we focus on safety so that it is emphasised to every employee, every day, and that this perspective shapes every conversation we have and every decision we make. We are learning to be vigilant in recognising hazards and taking the time to understand what it takes to reduce the risk to a level that can be managed. A central feature of this is the campaign to ensure that everyone understands that it is standard practice to stop work if they believe an area is unsafe. We are putting in place and managing to a set of systems that bind and link our activities to ensure safe outcomes. As leaders, every step and decision we take must be consistent with our safety message. Not only must we talk to change; we must also be the change.
REVIEW OF THE YEAR
We are pleased to be able to report that we have delivered on our production and cost commitments. Gold production in 2008 of 4.98 million ounces was at the upper end of market guidance provided at the beginning of the year, with cash costs of $444/oz also within market guidance.
While we saw a number of positive achievements, our single disappointment has been the inconsistent performance at Geita in Tanzania. Our work to execute a production turnaround was progressing well through the second and third quarters before we experienced two significant breakdowns within the processing operations. We will continue to work the problems through a range of ongoing interventions, and we remain committed to delivering a strategy and outcome that will enhance shareholder value by the end of 2009.
On a more positive note, we have seen two consecutive quarterly improvements in production at our other most challenging operation, Obuasi in Ghana. The appointment of a new leader of our Ghanaian operations and an increased focus on the Obuasi turnaround are intended to enhance this turnaround as we head into 2009.
We have also delivered improvements in South Africa, Guinea, Argentina and Brazil.
The power crisis in South Africa, which began in January 2008, significantly affected the mining industry. When the national power utility, Eskom, gave notice of an immediate shortage of supply, the mining industry was forced to close operations on 25 January. The restart of the operations was a difficult process as the deep mines of South Africa cannot be turned on and off without careful time-weighted planning and execution.
2006
Several new exploration ventures
entered into
2007
Iduapriem and Teberebie become
fully owned operations

Abridged Report 2008

The way in which the situation was initially managed by Eskom and the government was very disappointing. However, rather than succumbing to alarm and panic, the South African management team dealt with a difficult situation, prioritising engagement with government and
Eskom, through our own offices and through the Chamber of Mines and Business Unity South
Africa. Ultimately, the team used the crisis as a catalyst to review its energy efficiency performance, to explore new initiatives to decrease its electricity usage, and to speed up implementation of efficiency programmes.
Thanks to the pre-emptive work done, and thanks to the speed with which the government and
Eskom adapted to the situation, we managed by May to sign up for 96.5% of our pre-January power supply, up from the 90% reinstated after the immediate four-day January crisis. Post the event, due to the initial energy efficiency measures we had put in place, we did not require the full allocation, and by the end of 2008 we were producing at full capacity on less than 94% of our 2007 power requirements.
South Africa’s power supply issues are not fully resolved, and most likely will not be for some years, pending Eskom’s capacity building programme scheduled to take place in the next five years. However, we are confident that government and Eskom, recognising the centrality of the business sector and the mining industry in particular, to economic development, will ensure that any future disruptions will be minimised.
A NEW OPERATIONAL DELIVERY INITIATIVE
After visiting our operations, it is clear that we have many opportunities to enhance and improve our core operations performance. It is also clear that one reason for the lack of consistency is that we require a common and systematic approach to many of our activities, both in terms of operational systems and in terms of the management of people. So, in addition to the shorter-
term turnaround plans we have been working on at Obuasi and Geita, we have launched a systematic programme designed to address these weaknesses – a business improvement programme to be rolled out to every operation over the next three years.
The plan is designed to achieve specific targets in the areas of safety, productivity, environmental incidents, production, costs and return on capital invested.
The plan is designed to achieve a range of specific five-year targets:
•
a reduction in accident rates;
•
an improvement in productivity;
•
a reduction in reportable environmental incidents;
•
an increase in production to 6.0 million ounces;
•
a reduction in real unit costs; and
•
an increase in the return on investment to above 15%.
We will be monitoring progress on the execution of the plan and reporting back to you each year.
review cont.
CEO’s
2007
Anglo American's holding reduced
to 16.6%
2007
Successful closing of $1.15 billion
syndicated revolving credit facility
HIGHLIGHTS 1998 – 2008

Abridged Report 2008

OPERATIONAL AND FINANCIAL RESTRUCTURING
The key to achieving these performance improvement objectives is the company’s people.
“People are the Business… Our Business is People” is not a mere slogan. It goes to the heart of what we at AngloGold Ashanti do. We have continued to consolidate the company’s executive restructuring we began in 2007, focusing on flattening the operational hierarchy, decentralising operational control metrics to the operations where they belong, and ensuring clearer lines of accountability for delivering on our commitments.
At the same time the finance team has delivered some outstanding results during the year –
reducing our hedge book by more than 47% and reducing debt by 30%.
As a consequence of the continuing improvements in operations, renewed focus on capital management and the financial restructuring, AngloGold Ashanti is positioned to improve its free cash flow from operations by more than $1.1 billion in 2009. While increasing gold prices have contributed to this forecast outcome, the internal restructuring of operations, the hedge book and our debt have contributed more than 70% to this remarkable outcome.
Having largely achieved these goals at executive level, similar initiatives will be rolled out to the company’s business units in the period ahead.
I would like to thank our executive team, and all members of the AngloGold Ashanti global team, for the tremendous contributions they have made to our achievements this year.
VISION, MISSION AND VALUES
In all we do to enhance value at AngloGold Ashanti, our activities are based on the principle that we will carry out our activities in a way that demonstrates due respect for our employees, the societies and communities in which we operate, and the physical environment. You may read our new vision, mission and values, and about the process we have undergone to develop them, in the Report to Society. We ask that our performance be judged, not only by the return on investment to our shareholders, but also by how we deliver these results as our values reflect our commitment to delivering sustainable outcomes.
ENHANCED EXPOSURE TO THE GOLD MARKET
In my first annual review a year ago, I spoke about the impact on our revenues of the company’s significant gold hedge book and our determination to reduce these commitments to manageable levels. The successful completion in July of a rights offer that raised $1.7 billion enabled us to deliver on our first phase objectives.
2008
Resource estimate for La Colosa
deposit in Colombia confirmed
2008
Acquisition of interests in B2Gold,
Golden Cycle and São Bento Gold
2008
Conclusion of $1 billion term facility
to refinance convertible bond

Abridged Report 2008

We initially capitalised on a weaker gold market from the second quarter of the year in order to execute a combination of delivery into and early settlement of non-hedge derivative contracts.
The number of committed ounces was reduced by 4.4 million ounces (39%) from a total of
11.28 million ounces as at 1 January 2008 to 6.9 million ounces as at 1 July 2008. During the second half of the year, AngloGold Ashanti continued to settle by physical delivery, outstanding contracts to effect a reduction of approximately 47% of committed ounces in total over the course of the year.
It is expected that the average realised price received will be at or around a discount of approximately 6% in 2009, assuming an average prevailing spot gold price of approximately
$900 per ounce. This represents a significant improvement on the position prior to the restructuring.
PURSUING GROWTH
There was a pleasing increase in resources and reserves during 2008, indicating the success of our exploration programme and some strategic transactions. Mineral Resources increased by
16% to almost 241.0 million ounces (after depletion). This includes an addition of 12.3 million ounces delineated by greenfields activity at La Colosa in Colombia.
The finalisation of transactions at B2Gold in Colombia, the acquisition of 100% of the Golden
Cycle Gold Corporation, which owned a 33.33% stake in the company’s Cripple Creek & Victor mine, and the purchase of São Bento Gold Company Limited and its wholly-owned subsidiary,
São Bento Mineração S.A. from Eldorado Gold Corporation, were also designed to add value and growth. The former offers enhanced opportunities in our Colombian exploration programme, while the latter two provide fuller participation in production and enhanced reserves and resources at or near existing operations.
Organic growth can still be expected from existing assets. The key to unlocking growth here is to improve productivity, efficiencies and to mine deeper. The group is not averse to further acquisitions, in South Africa and elsewhere, should these propositions add value.
review cont.
CEO’s
T
ropicana, Australia

Abridged Report 2008

PROSPECTS
In 2009, the company is expecting to produce between 4.9 million ounces and 5.0 million ounces of gold at total cash costs ranging from $435/oz to $450/oz. As a result of the hedge restructuring completed in 2008 and assuming a spot gold price of approximately $900/oz in
2009, we expect an average price received of $846/oz, which represents a 6% discount to the spot price. This would result in the cash generated at our operations increasing by some
$1.1 billion this year.
Any gold price upside above $900/oz will obviously provide greater cash flow and earnings leverage and, in the event we continue to see gold price volatility with potential downside pressure, we retain a robust business model with sound cost control and capital management flexibility.
CONCLUSION
The global economy is facing unprecedented challenges in the foreseeable future. AngloGold
Ashanti is a global corporate citizen and will not be immune to these challenges. We remain focussed on gold, possibly the resource least affected by these events. Our challenge is to position the company so that we are able to turn these difficulties and challenges into opportunities. The opportunities we see will support our business improvement objectives and the potential for growth as we seek to develop towards our vision of being the leading mining company. We have a highly motivated and skilled team, we each understand what we have to do and for what we are accountable.
In our own words… People are the Business… Our Business is People.
Mark Cutifani
Chief Executive Officer
6 March 2009
Cerro V
anguardia, Argentina

Abridged Report 2008

OVERVIEW
The three key financial challenges that faced AngloGold
Ashanti during 2008 were:
•
Maximising margins by both reducing the hedge book
commitments and implementing effective cost controls in
an extremely volatile economic environment, which saw
significant commodity price and currency swings;
•
In a market that was squeezed for credit and liquidity,
redeeming the R2.0 billion South African corporate bond
and implementing a refinancing plan to be able to
redeem, upon maturity in February 2009, the $1.0 billion
convertible bond; and
•
Delivering sales of non-strategic assets of $1.0 billion to
create balance sheet flexibility for years 2009 and 2010.
The company successfully met all three challenges. During
2008 the hedge book commitments were reduced by 47%
from 11.28 million ounces to 5.99 million ounces, following
an oversubscribed rights offering in July 2008 for $1.7 billion.
Total cash operating costs were tightly controlled during a
year which saw sharp increases in inflation, power and fuel
costs. This enabled AngloGold Ashanti to finish the year at
$444 per ounce which is competitive within the gold mining
industry. During August 2008, the company redeemed in full,
upon maturity, the R2.0 billion South African corporate bond and in November 2008 obtained a $1.0 billion term facility
from Standard Chartered Bank to place it in a position to
repay the $1.0 billion convertible bond when it matured in
February 2009. In January 2009, the company announced
the sale of its one-third interest in the Boddington project for an aggregate consideration of up to approximately
$1.1 billion. The above factors should provide AngloGold
Ashanti with better gold price leverage and balance sheet
flexibility going forward.
RESULTS FOR THE YEAR
•
Average dollar gold spot price of $872 per ounce, 25%
higher than in 2007;
•
The 2008 average received gold price decreased by 23%
to $485 per ounce due to the effects of hedge
restructuring. The average received price, excluding the
effects of the hedge restructure, increased by 12% to
$702 per ounce;
•
Gold production from continuing operations declined
from 5.48 million ounces in 2007 to 4.98 million ounces
in 2008;
•
Total cash costs increased by 24% to $444 per ounce,
largely owing to the impact of inflation, higher fuel and
power costs, lower grades mined during the year,
partially mitigated by the weakening of some of the local
currencies during the latter part of the year;
report
CFO’s

Abridged Report 2008

•
Adjusted headline earnings decreased to a loss of $897 million from $278 million in 2007 primarily due to the hedge reduction;
•
A final dividend of 50 South African cents per share or approximately 5 US cents per share was declared, resulting in a total dividend for 2008 of 100 South African cents or approximately 11 US cents per share;
•
Successful capital raising of some $1.7 billion in July 2008 provided the necessary liquidity to restructure the hedge position; and
•
Term facility of $1.0 billion obtained to redeem the $1.0 billion convertible bond.
EXCHANGE RATES
The main currency impact on costs reported in US dollars relative to the countries in which
AngloGold Ashanti operates, arose from a 17% weaker rand and a 6% stronger Brazilian real against the US dollar.
The average exchange rate for the year ended 31 December 2008 was R8.25:$1 compared with
R7.03:$1 in 2007. The average value of the Australian dollar versus the US dollar for 2008 was
A$1:$0.85 compared with A$1:$0.84 in 2007. The average value of the Brazilian real versus the
US dollar for 2008 was BRL1.84:$1 compared with BRL1.95:$1 in 2007.
PRODUCTION
In 2008 gold production approximated 4.98 million ounces compared to 5.48 million ounces in
2007. This was in line with the forecast range of between 4.8 to 5.0 million ounces for the year.
This decline in production was largely as a result of reduced volumes mined at the South African operations owing to lower grades, safety related stoppages especially related to increased seismicity, and the interruption to the power supply during the first quarter. Argentina was impacted by poor grades and intermittent plant break downs; Tanzania production was impacted by plant unavailability and delays in accessing the higher grades. The reduction in
Australia was in line with plan as the high grade pit was depleted. Record production was reported at Siguiri in Guinea, and at Mponeng and Moab Khotsong in South Africa, where the ramp up in production continued.
INCOME STATEMENT
The most significant income statement event of 2008 was the reduction of the hedge book.
During the year the hedge book was reduced by 5.29 million ounces from 11.28 million ounces at the beginning of the year to 5.99 million ounces as a result of the physical settlement of maturing contracts and buy-back of non-hedge derivative contracts. These transactions, which were funded from the proceeds of a rights offer completed in July 2008, have enabled the company to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years. The company had traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold and the use of these instruments has prevented the company from fully participating in the significant increases in the market price of gold in recent years.
Also during the year, the group changed its policy regarding the accounting of incorporated joint ventures from the proportionate consolidation method to the equity accounting method. Due to the nature of the group’s jointly controlled entities, the presentation in the income statement is more relevant and represents international trends in accounting. Accordingly all comparative data has been restated.

Abridged Report 2008

The average gold spot price of $872 per ounce for the year was 25% higher than that in 2007.
However, the received gold price decreased by $144 per ounce or 23% to $485 per ounce, primarily as a result of the close out of the hedging transactions effected in the middle of the year.
Towards year-end, the price received was at a 13.5% discount to the average spot price as the remaining planned hedge reductions were effected.
Gold income increased by 21%, rising from $3,002 million in 2007 to $3,619 million in 2008.
This increase was primarily a result of the improved price of gold received (excluding the accelerated settlements of non-hedge derivatives), although this was offset to a certain extent by reduced production.
Cost of sales increased by 11% from $2,458 million in 2007 to $2,728 million in 2008. This was largely attributable to a mix of currency and inflationary effects, resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices. This was partially offset by the effects of cost-saving initiatives and the weakening of some local currencies during the latter part of the year.
Cost of sales changes can be analysed as follows:
•
Total cash costs increased to $2,113 million in 2008 from $1,836 million in 2007, equating to an increase in total cash costs per ounce from $357 in 2007 to $444 in 2008. This was marginally outside the forecast of $425 – $435 per ounce primarily due to higher inflationary trends and higher power and fuel costs. Of the $87 per ounce increase, $53 per ounce is attributable to inflation, $25 per ounce to lower grades, $20 per ounce to volumes and a net
$11 per ounce for other variances; partially offset by exchange gains of $22 per ounce;
•
Retrenchment costs were $9 million in 2008 compared with $19 million in 2007. Costs incurred in 2008 and 2007 were as a result of a general cost-efficiency drive and staff reductions at mines in Africa;
•
Rehabilitation and other non-cash costs decreased by $33 million compared with the previous year resulting in a charge of $28 million compared to a charge of $61 million, largely because of changes to estimates, the effect of interest rates in discounting and a reassessment of the processes to be undertaken to complete the group's restoration obligations; and
•
The amortisation of tangible assets at $560 million was $7 million lower than in 2007. This minor reduction is largely attributable to the reassessment of the useful lives of our mining assets in accordance with revisions to the business plans made at the beginning of the year, and due to lower production.
Loss on non-hedge derivatives and other commodity contracts was $297 million in 2008 compared to a loss of $792 million the previous year. This loss was primarily a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared with the previous year as well as the loss incurred in normal purchases normal sales with a counterparty of $188 million. During the year, the spot price of gold increased from $836 per ounce at 1 January, 2008 to $872 per ounce at year-end.
Corporate and other administration expenses increased by $3 million to $131 million in 2008, which is significantly less than the normal rate of inflation and is mainly due to the weaker rand against the US dollar.
Market development costs amounted to $13 million, most of which was spent through the
World Gold Council.
report cont.
CFO’s

Abridged Report 2008

Exploration continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In
addition, exploration activities continued to focus on new prospects in the Democratic Republic of Congo, Colombia, China, Philippines, Russia and Australia. Total exploration expensed
(excluding equity accounted joint ventures) during 2008 was $126 million of which $94 million was for greenfields exploration. The increase in exploration costs expensed of $9 million on the previous year was primarily a result of increased expenditure at greenfields sites in Colombia and
Australia.
Other operating expenses included post-retirement medical provisions for operations mainly in
South Africa of $2 million, and other employment costs of $4 million.
The group incurred an operating special items loss of $1,538 million which arose mainly from an impairment charge $1,608 million. These related primarily to the former Ashanti mines in
Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by
AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e. the forward gold curve of a 30-day average spot price during the fourth quarter, to test these assets annually for impairment purposes. However during
2008, although the spot price was higher than the previous year, given the drop in US interest rates, the forward curve was both lower and less steep during the fourth quarter. This has an adverse impact of some $75-$100 per ounce at these long life mines which is material. In addition, the discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. The above two factors i.e. the forward gold curve and discount rates, have been the primary cause of the accounting write down.
There were sundry other items including a reassessment of indirect tax recoverables at the Africa mines, provisions for royalty disputes partially offset by profits on the disposal of and recoveries from various assets.
The group reported an operating loss in 2008 of $1,220 million compared with an operating loss of $542 million in 2007, largely as a result of the effects of asset impairments.
Cerra Vanguardia, Argentina

Abridged Report 2008

The loss attributable to equity shareholders was further impacted by the following:
•
Interest received increased by $23 million to $66 million, mainly as a result of increased funds arising from the higher average gold price; and
•
Finance costs approximated those of 2007 mostly as a result of reduced borrowings in a rising interest rate environment for variable overdrafts and bank loans, and the fixed interest rate on the convertible bond.
The taxation charge reduced from a charge of $101 million in 2007 to a benefit of $197 million in 2008. This was partially due to lower earnings, lower taxation rates in South Africa, and the deferred tax benefit arising from early hedge settlements.
BALANCE SHEET
During 2008, the following events had a significant impact on the balance sheet:
•
AngloGold Ashanti's 33.3% interest in Boddington Joint Venture was reclassified to assets and liabilities held for sale. The total amount of assets reallocated amounted to $792 million and liabilities $48 million;
•
Impairment charges aggregating $1,608 million mainly in relation to the former Ashanti assets.
This adjustment is based on assumptions relating to market conditions which include the lower gold forward curve, higher discount rates, higher power tariffs in Ghana and reduced reserves at Geita. Tangible asset impairments (net of reversals) amounted to $1,493 million and goodwill impairments amounted to $109 million;
•
The rights offer which closed on 7 July 2008, resulted in the issue of 69,470,442 ordinary shares to shareholders in respect of a rights offer which generated proceeds of some
R13 billion ($1.7 billion) which funds were applied primarily to reduce the hedge book. The company capitalised on a weaker gold market during the year to execute a combination of delivering into and early settling of non-hedge derivatives. During 2008, the total number of committed ounces reduced by 5.29 million and the hedge book reduced by 5.17 million ounces on a net delta basis. The restructuring resulted in the received gold price being around
23% lower and the adjusted headline earnings reducing by an amount after taxation of
$916 million which includes a charge for the uranium contracts of $11 million. In addition, uranium contracts of 1.0 million pounds were cancelled during the year, which represents a reduction of 20% of uranium contracts outstanding at the beginning of the year. This positions the company to participate more extensively in the uranium spot market from 2009, which in turn will provide by-product revenue to the benefit of total cash costs;
•
The $1 billion convertible bond, due 27 February 2009, issued by AngloGold Ashanti Holdings plc has been reallocated from long-term borrowings to short-term debt;
•
Effective 1 July 2008, AngloGold Ashanti acquired 100% of Golden Cycle Gold Corporation
(GCGC) through a merger transaction in which the GCGC's shareholders received consideration consisting of 3,181,198 AngloGold Ashanti ADSs which, represented an aggregate consideration of approximately $109 million. GCGC, which was listed and traded on the NYSE ARCA Exchange, was a Colorado-based holding company with its primary investment being its joint venture interest in Cripple Creek & Victor Gold Mining Company
(CC&V) located in Colorado, United States;
•
On 27 August 2008, AngloGold Ashanti settled all amounts due in respect of the company's
R2 billion corporate bond; and
•
On 15 December 2008, AngloGold Ashanti purchased the São Bento Gold Company Limited, and its wholly owned subsidiary São Bento Mineração for a consideration of $70 million through the issue of 2,701,660 ordinary shares.
report cont.
CFO’s

Abridged Report 2008

CASH FLOW
Operating activities
Cash generated from operations of $632 million was a combination of the loss before taxation of $1,377 million as set out in the income statement, adjusted for movements in working capital and non-cash flow items. The most significant non-cash flow items were the impairments of tangible and intangible assets and investments of $1,608 million and the amortisation of tangible assets of $560 million.
Cash generated from operations was further increased by the dividends received from the equity accounted joint ventures of $78 million, reduced by payments to early settle some hedge commitments and uranium contracts of $1,113 million and normal taxes paid of $125 million.
Consequently net cash outflow from operations was $529 million in 2008 compared with an inflow of $866 million in 2007. Payments to suppliers increased by 46%, offset partly by a higher average price received (excluding settlements of non-hedge derivatives) for the year which in turn resulted in increased receipts from customers of 20%.
Investing activities
During 2008, capital expenditure totalled $1,194 million. The capital spend was funded from operating cash flow, debt facilities and in part from the proceeds from a rights offer which raised some $1.7 billion in July 2008. Total capital expenditure for 2008 was $179 million more than
2007, owing mainly to expenditure on the Boddington expansion project during the year.
Proceeds from the disposal of tangible assets include $14 million from the disposal of certain
North American royalty and production related interests of the El Chante and Marigold projects to Royal Gold, $14 million from the disposal of a 50% interest in Amikan and AS APK to the
Polymetal Joint Venture, and $7 million from real estate activities in Brazil.
Proceeds from disposal of assets of discontinued operations of $10 million relates to the sale of
Ergo assets to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations
(Pty) Limited.
Investments acquired and disposed of during 2008 relate mainly to investments held in rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements.
The proceeds from the disposal of associates includes the net proceeds of $48 million arising from the sale of the 50% interest in Nufcor International Limited to the Constellation Energy
Commodities Group.
Interest received increased by $32 million when compared with 2007, as a result of higher cash levels resulting mainly from the rights offer in July 2008.
Sunrise Dam, Australia

Abridged Report 2008

Financing activities
During July 2008, an amount of $1.7 billion was raised by way of a rights offer at a ratio of
24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of
6 July 2008. The rights offer resulted in the issuance of 69,470,442 new ordinary shares of
25 SA cents each to ordinary shareholders at a subscription price of R194.00 per share. The transaction was highly successful, with a 98% take up from rights holders to acquire rights offer shares. Applications for additional rights shares representing nearly six times the number of rights offer shares were received.
Proceeds from borrowings amounted to $853 million during 2008 and included a drawdown of
$743 million on the $1,150 million syndicated loan facility. The 2007 year included a $525 million drawdown on the same facility.
Repayments of borrowings amounted to $614 million and included the repayment of the South
African corporate bond of $242 million, and $316 million on the $1,150 million syndicated loan facility. Other loan repayments include normal scheduled payments in terms of loan agreements.
Dividend payments totalling $58 million were made during the year, compared with $144 million in the prior year.
The net result of AngloGold Ashanti's operating, investing and financing activities was a net cash inflow of $186 million, which when combined with the opening balance of $477 million, and a negative translation of $88 million, resulted in a closing cash and cash equivalent balance of
$575 million.
OTHER DEVELOPMENTS
On 20 November 2008, AngloGold Ashanti successfully arranged a $1 billion bridging facility which is available (at the company's discretion) until November 2010 to finance the redemption of the convertible bond that matured on 27 February 2009. The removal of this refinancing risk placed the company in a stronger position to obtain full value from the sale to Newmont of the one-third interest in the Boddington project which was announced on 27 January 2009 and the announced sale of the Tau Lekoa and the adjacent project areas made on 17 February 2009.
The consideration for the sale of Boddington, which is expected to close around the end of the first quarter of 2009, involves the following elements:
•
an upfront cash consideration on closing of the sale of $750 million;
•
a deferred payment due at the end of 2009 of $240 million, payable in cash or freely tradeable
Newmont shares;
•
full reimbursement upon closing of all cash calls for the project funded by AngloGold Ashanti during 2009;
•
royalty payments of up to $100 million from mid 2010, subject to the project achieving a cash cost margin in excess of $600 per ounce; and
•
a payment from AngloGold Ashanti to Newmont of $8 million upon closing, being its share of working capital at 31 December 2008.
In addition to saving on a budgeted capital spend of A$269 million during 2009, the proceeds from the sale to be received this year (net of capital gains tax) is expected to be approximately
$907 million (at an exchange rate of A$/$0.8054).
The Boddington sale together with the term facility, in addition to reducing the net debt significantly, will also provide the company with further financial flexibility to November 2010.
It is important to note that as a result of these transactions, the company's refinancing need and related risk has been reduced. AngloGold Ashanti now has considerable flexibility to consider its long-term funding options to refinance the residual debt which is due to mature in late 2010.
report cont.
CFO’s

Abridged Report 2008

OVERVIEW OF THE HEDGE BOOK
During 2008, the company reduced its hedge commitments by 47% from 11.28 million ounces to 5.99 million ounces. The hedge book net delta as at 31 December 2008 was 5.22 million ounces. The negative marked to market value of the hedge book as at 31 December 2008 (off a spot gold price of $872 per ounce, exchange rates of R9.455/$ and A$/$0.6947) was
$2.5 billion (after the credit risk adjustment of all hedge transactions).
Following the hedge book reduction achieved in 2008, assuming a gold price of $900 per ounce, the Company expects to achieve a received price representing a discount of approximately 6%
to the spot price during 2009, which represents a significant reduction to the position that existed prior to the hedge book reduction.
ONE-YEAR FORECAST – 2009
For the year ended 31 December
Expected
Forecast
Forecast total
cash
capital
production
cost
expenditure
000 oz
$/oz
(1)
$m
(2)
South Africa
(3)
2,075
322 – 342
301
Argentina
160
410 – 430
20
Australia
410
530 – 550
17
Brazil
400
292 – 312
150
Ghana
600
593 – 613
150
Guinea
300
495 – 515
27
Mali
350
501 – 521
8
Namibia
70
430 – 450
18
Tanzania
315
800 – 820
17
United States of America
280
350 – 370
77
Other
55
AngloGold Ashanti
4,900 – 5,000
435 – 450
840
Following the sale of Boddington, the 2009 production is estimated at 4.9 million ounces to 5.0 million ounces.
(1)
This is based on the following assumptions: R9.75/$, A$/$0.675, BRL2.25/$ and Argentinean peso 3.65/$; fuel at $50 per barrel and lower consumable costs relative to last year.
(2)
Capital expenditure for 2009 is estimated at approximately $840 million (excluding amounts to be spent at
Boddington). This is a significant reduction of $360 million or 30% on levels expended in 2008.
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
(3)
In South Africa, production assumes stable power supply from Eskom.
Srinivasan Venkatakrishnan
Chief Financial Officer
6 March 2009

review 2008 – key data by region
Performance
AngloGold Ashanti has eight gold mining operations in Africa (excluding South Africa) – two in Ghana, one in Guinea, three in Mali, one in Namibia and one in Tanzania. Combined, these operations employed around 16,000 people (including contractors) and produced a total of 1.6 million attributable ounces of gold, equivalent to 33% of group output. Ore Reserves at these operations amounted to 23.0 million ounces at year-end.
Africa
(excluding South Africa
)
AngloGold Ashanti has one operating gold mine, CC&V, in the United States which employed approximately 400 people (including contractors) and produced 258,000 ounces, equivalent to 5% of group output. Ore Reserves amounted to 4.9 million ounces at year-end.
North America
AngloGold Ashanti has one operating gold mine in Australia being Sunrise Dam. Approximately 1,200 people (including contractors) were employed in Australia at year-end and 433,000 ounces of gold, equivalent to 9% of group output, was produced. Ore Reserves amounted to 8.6 million ounces at year-end.
Australia
AngloGold Ashanti has three gold mining operations in South America – two in Brazil and one in Argentina – which combined employed around 5,200 people (including contractors) and produced a total of 561,000 attributable ounces, equivalent to 11% of group output. Total Ore Reserves at these operations amounted to 4.8 million ounces at year-end.
South America
The seven deep-level AngloGold Ashanti operations and one surface operation in South Africa employed around 37,000 people (including contractors) and produced 2.1 million ounces of gold, equivalent to 42% of group production. At year-end, South African Ore Reserves totalled 33.7 million ounces.
South Africa
Abridged Report 2008

•
Fatality rate declined by 57%, while a 20% reduction is achieved on reportable accidents.
•
New company vision, mission and values developed.
•
Continued restructuring to focus on new company strategy.
•
Hedge buy-backs result in reduced hedge commitments, down by 47% to 5.99 million ounces.
•
Successful conclusion of rights offer and refinancing to settle the convertible bond.
•
Mineral Resources after depletion increased 16% or 33.4 million ounces to
241.0 million ounces, while Ore Reserves after depletion increased 2% to 74.9 million ounces (prior to Boddington sale).
•
Final dividend declared of 50 South African cents per share (approximately 5 US cents per share), to give a total dividend for the year of 100 South African cents
(approximately 11 US cents per share).
features 2008
Key

Employees:*
Ghana:                                             7,502
Guinea:                                            2,933
Namibia:                                             482
Mali:                                                 1,611
Tanzania:                                         3,116
Production 2008:
Ghana:             557,000 ounces
(11%)
Guinea: 333,000 ounces (7%)
Namibia: 68,000 ounces (1%)
Mali: 409,000 ounces (8%)
Tanzania: 264,000 ounces (6%)
Capital expenditure:
Ghana:                   $166 million
Guinea:                    $22 million
Namibia:                  $12 million
Mali:                           $7 million
Tanzania:                 $53 million
Employees:*
Argentina:                                        1,072
Brazil:
4,095
Production 2008:
Argentina: 154,000 ounces (3%)
Brazil:               407,000 ounces (8%)
Capital expenditure:
Argentina:               $16 million
Brazil:                      $110 million
Employees:*
USA:                                                   421
Production 2008:
USA:                  258,000 ounces (5%)
Capital expenditure:
USA:                         $27 million
Employees:*
Australia:                                         1,198
Production 2008:
Australia:          433,000 ounces (9%)
Capital expenditure:
Australia:
$439 million (including
Boddington)
* Includes contractors
Employees:*
South Africa
Corporate office:
463
Operations: 37,127
Production 2008:
South Africa: 2,099 ounces (42%)
Capital expenditure:
South Africa: $337 million
Corporate office:      $12 million
Abridged Report 2008

2008
2007
% change
Gold produced
(000oz)
4,982
5,477
(9)
Average gold spot price
($/oz)
872
697
25
Average received gold price
(1)
($/oz)
485
629
(23)
Total cash costs
($/oz)
444
357
24
Total production costs
($/oz)
567
476
19
Ore reserves
(Moz)
75
73
3
Revenue ($m)
3,743
3,113
20
Gold income
($m)
3,619
3,002
21
Gross profit (loss)
($m)
594
(248)
340
Adjusted gross (loss) profit
(2)
($m)
(384)
835
(146)
Adjusted headline (loss) earnings
(3)
($m)
(897)
278
(423)
Adjusted headline (loss) earnings per share
(US cents)
(283)
99
(386)
Dividends paid per share
(US cents)
13
45
(71)
Average exchange rate
(R/$)
8.25
7.03
17
Exchange rate at year-end
(R/$)
9.46
6.81
39
Share price at year-end:
JSE (R/share)
252
293
(14)
NYSE ($/share)
27.71
42.81
(35)
Market capitalisation at year-end
($m)
9,795
11,878
(18)
Note:
(1)
Average received gold price excluding the effects of the hedge book reduction is $702/oz.
(2)
Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
(3)
Headline (loss) earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon.
overview 2008 – key data
Group

Abridged Report 2008

SUMMARISED GROUP FINANCIAL RESULTS
For the year ended 31 December
US
Dollar
million
2008         2007       2006        2005        2004
Income statement
Gold income
3,619
3,002
2,646        2,393       2,121
Cost of sales
(2,728)
(2,458)
(2,138)
(2,149)
(1,794)
Loss on non-hedge derivatives and other
commodity contracts
(297)
(792)
(231)
(135)
(141)
Gross profit (loss)
594
(248)
277         109          186
Corporate administration and other expenses
(131)
(128)
(84)
(64)
(51)
Market development costs
(13)
(16)
(16)
(13)
(15)
Exploration costs
(126)
(117)
(58)
(44)
(43)
Amortisation of intangible assets
–
–             –             –
(27)
Other net operating expenses
(6)
(20)
(20)
(24)
(11)
Operating special items
(1,538)
(13)
(7)
(67)
13
Operating (loss) profit
(1,220)
(542)
92        (103)
52
Dividend received from other investments
–
2            –             –             –
Interest received
66
43
31          24           49
Exchange gain (loss)
4
(1)          (5)
2
5
Fair value adjustment on option component
of convertible bond
25
47           16         (32)
26
Finance costs and unwinding of obligations
(114)
(120)
(116)
(102)
(85)
Fair value (loss) gain on interest rate swaps
–
–             –           (1)
2
Share of equity accounted investments’
(loss) profit
(138)
35
115
43
40
(Loss) profit before taxation
(1,377)
(536)
133
(169)
89
Taxation
197
(101)
(146)
46
49
(Loss) profit after taxation from continuing
operations
(1,180)
(637)
(13)
(123)
138
Discontinued operations
Profit (loss) from discontinued operations
25
1            (2)
(36)
(11)
(Loss) profit for the year
(1,155)
(636)
(15)
(159)
127
Allocated as follows
Equity shareholders
(1,195)
(668)
(45)
(182)
108
Minority interest
40
32            30           23           19
(1,155)
(636)
(15)
(159)
127
Other financial data
Adjusted gross (loss) profit
$m
(384)
835          884          395
383
Headline (loss) earnings
$m
(30)
(648)
(82)
(145)
129
Adjusted headline (loss) earnings
$m
(897)
278           411         153        259
Adjusted gross margin
%
(16)
25            29           16          18
EBITDA $m
1,131
1,224
  1,409         772         690
EBITDA margin
%
48
37           47
30           32
Interest cover
times
8
9
11             7             7
(Loss) earnings per ordinary share (cents)
Basic
US cents
(377)
(237)
(16)
(69)
43
Diluted
US cents
(377)
(237)
(16)
(69)
43
Headline
US cents
(9)
(230)
(30)
(55)
51
Adjusted headline (loss) earnings
US cents
(283)
99          151           58        103
Dividends paid per ordinary share
US cents
13
45            39           57         75
Weighted average number of shares
Million
317
281          273         265        251
Issued shares at year-end
Million
357
282          280         265        264
summaries
Five-year

Abridged Report 2008

SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)
As at 31 December
US
Dollar
million
2008
2007        2006       2005         2004
Balance sheet
Assets
Tangible and intangible assets
4,493
7,041
6,329
6,139        6,109
Cash and cash equivalents
575
477
471         197           276
Other assets
2,992
2,190       2,022       1,859        1,724
Total assets
8,060
9,708       8,822       8,195        8,109
Equity and liabilities
Total equity
2,511
2,442       3,047       2,661        3,209
Borrowings
1,933
1,848       1,448       1,856        1,561
Deferred taxation
617
1,042       1,093       1,136        1,337
Other liabilities
2,999
4,376
3,234       2,542        2,002
Total equity and liabilities
8,060
9,708       8,822       8,195        8,109
Other financial data
Equity
3,242
3,926       4,529       4,217
4,689
Net capital employed
4,683
5,360       5,568       5,935        6,032
Net debt
1,283
1,318
1,015       1,726
1,341
Net asset value – US cents per share
702
867       1,087      1,004        1,214
Net tangible asset value – US cents per share
661
718          946         862
1,057
Market capitalisation
9,795
11,878      13,008     13,069       9,614
Financial ratios
Return on equity
%
(25)
7
9             3              7
Return on net capital employed
%
(16)
7             9             4              8
Net debt to net capital employed
%
27
25            18           29            22
Net debt to equity
%
40
34            22           41            29
Market capitalisation to total liabilities
times
1.8
1.6           2.3
  2.4           2.0
Exchange rates
Rand/dollar average exchange rate
8.25
7.03         6.77         6.37         6.44
Rand/dollar closing exchange rate
9.46
6.81         7.00         6.35         5.65
Australian dollar/dollar average exchange rate
1.17
1.19         1.33         1.31         1.36
Australian dollar/dollar closing exchange rate
1.44
1.14         1.27         1.36         1.28
Brazilian real/dollar average exchange rate
1.84
1.95         2.18         2.44         2.93
Brazilian real/dollar closing exchange rate
2.34
1.78         2.14         2.35         2.65

Abridged Report 2008

SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)
For the year ended 31 December
US
Dollar
million
2008         2007        2006       2005         2004
Cash flow statement
Cash flows from operating activities
Cash generated from operations
632
983       1,132
619           498
Cash utilised by discontinued operations (1) (2) (1) (31) (2)
Dividends received from equity accounted investments 78 65 85 51 –
Taxation paid (125) (180) (110) (22) (28)
Cash utilised for hedge book settlements (1,113) – – – –
Net cash (outflow) inflow from operating activities (529)
866        1,106         617
468
Cash flows from investing activities
Capital expenditure
(1,194) (1,015) (811) (711) (574)
Net proceeds from disposal and acquisition of mines
and subsidiaries
10
1              9             4
(171)
Net proceeds from disposal and acquisition of
investments, associate loans, and acquisition
and disposal of tangible assets
82 (13)
46         (16)
(20)
Dividend received from other investments –
2              –            –             –
Interest received 67
35             24          18           36
Net loans repaid (advanced) –
–              5          (1)
88
(Increase) decrease in cash restricted for use (6) (25) (3)
17          (6)
Utilised in hedge restructure –
–              –
(69) (123)
Other investing activities –
–               1         (2)
–
Net cash outflow from investing activities (1,041) (1,015) (729) (760) (770)
Cash flows from financing activities
Net proceeds from share issues
1,668 34
507              9             3
Net borrowings proceeds (repaid) 239 323 (394)
305           299
Finance costs paid (93) (72) (82) (73) (72)
Dividends paid (58) (144) (132) (169) (177)
Proceeds from hedge restructure –
–              –            –
40
Net cash inflow (outflow) from financing activities 1,756
141         (101)
  72           93
Net increase (decrease) in cash and cash equivalents 186 (8)
276         (71)
(209)
Translation (88)
14            (2)
(8) 12
Cash and cash equivalents at beginning of year 477
471           197
276         473
Cash and cash equivalents at end of year 575 477
471         197
276
Other financial data
Free cash flow (1,069) 336
633           160       205
Cash generated to cash invested times 0.6
0.7          1.6            0.8        0.6
summaries cont.
Five-year

Abridged Report 2008

SUMMARISED GROUP OPERATING RESULTS
For the year ended 31 December
2008
2007      2006         2005          2004
Operating results
Underground operations
Metric tonnes milled
000 12,335
13,112   13,489       13,806       13,554
Yield g/t 6.89
6.99      7.20          7.31           7.50
Gold produced 000 oz 2,734
2,948     3,123         3,243         3,270
Surface and dump reclamation
Metric tonnes treated
000 11,870 12,429
12,414         8,061         7,102
Yield g/t 0.42
0.49      0.50           0.52          0.60
Gold produced 000 oz 161
197       201            136           138
Open-pit operations
Metric tonnes mined
000 175,999
172,487  173,178     168,904      135,171
Stripping ratio
(1)
5.24
4.48       4.82          5.02          6.34
Metric tonnes treated 000 25,388
25,312    26,739       25,541       18,236
Yield g/t 2.12
2.34       2.14          2.74          3.21
Gold produced 000 oz 1,734
1,904      1,843        2,246        1,883
Heap-leach operations
Metric tonnes mined
000 54,754
59,720    63,519       61,091       71,837
Metric tonnes placed
(2)
000 23,462
22,341    23,329       22,227       22,120
Stripping ratio
(1)
1.43
1.77       1.83          1.97          2.08
Recoverable gold placed
(3)
kg 14,496
16,242    18,162      18,500       18,670
Yield
(4)
g/t 0.62
0.73       0.78         0.83           0.84
Gold produced 000 oz 353
428        468          541            538
Total gold produced 000 oz 4,982
5,477      5,635       6,166         5,829
– South Africa 2,099
2,328      2,554       2,676         2,857
– Argentina 154
204        215          211           211
– Australia 433
600        465          455           410
– Brazil 407
408        339          346           334
– Ghana 557
527        592          680           485
– Guinea 333
280        256          246             83
– Mali 409
441        537          528           475
– Namibia 68
80         86            81             66
– Tanzania 264
327        308          613           570
– USA 258
282        283          330           329
– Zimbabwe –
–           –             –              9
Average price received
(5)
$/oz sold 485
629        577          439          394
Total cash costs
(6)
$/oz produced 444
357        308          281          264
Total production costs
(6)
$/oz produced 567
476        414          374          332
Capital expenditure
(7)
$m 1,201
1,059         817          722          585
Monthly average number of employees 62,895
61,522     61,453      63,993     65,400
LTIFR 7.32
8.24        7.70         6.77        6.56
FIFR 0.09
0.21        0.22         0.14        0.19
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes
mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Average gold price received negatively impacted by
the reduction of the hedge book in 2008.
(6)
Cost increases have been driven primarily by input
cost inflation.
(7)
Capital expenditure has increased year-on-year in
accordance with AngloGold Ashanti's growth strategy.

Abridged Report 2008

Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000 oz)
Operation
2008
2007
2006
2008
2007
2006
2008
2007
2006
South Africa
2,099
2,328
2,554
Vaal River
Great Noligwa
1.4 2.0 2.4 7.33 7.54 8.08 330 483 615
Kopanang 1.6 1.8 2.0 6.82 7.24 7.01 362 418 446
Moab Khotsong 0.6 0.3 0.2 9.31 7.94 6.35 192 67 44
Tau Lekoa 1.2 1.4 1.5 3.58 3.62 3.76 143 165 176
Surface operations 7.9 8.0 7.2 0.36 0.49 0.49 92 125 113
West Wits
Mponeng
1.9 1.9 1.9 10.02 9.50 9.93 600 587 596
Savuka 0.3 0.3 0.4 6.28 6.69 7.68 66 73 89
TauTona
(1)
1.6 1.8 2.0 8.66 9.67 10.18 314 409 474
Argentina
154
204
215
Cerro Vanguardia (92.5%) 0.9 0.9 0.9 5.44 6.88 7.29 154 204 215
Australia
433
600
465
Sunrise Dam
(2)
3.8 3.8 4.0 3.46 4.86 3.39 433 600 465
Brazil
407
408
339
Brasil Mineração
(1)
1.4 1.4 1.1 7.62 7.48 7.60 320 317 242
Serra Grande (50%)
(1)
0.4 0.4 0.4 7.58 7.21 7.51 87 91 97
Ghana
557
527
592
Bibiani
(3)
– – 2.1 – – 0.55 – – 37
Iduapriem
(4)
3.5 2.8 3.0 1.76 1.85 1.74 200 167 167
Obuasi
(1)
5.6 6.0 6.2 4.37 4.43 4.39 357 360 387
Guinea
333
280
256
Siguiri (85%)
(2)
8.6 8.3 7.0 1.20 1.05 1.08 333 280 256
Mali
409
441
537
Morila (40%) 1.7 1.7 1.7 3.08 3.36 3.88 170 180 207
Sadiola (38%) 1.6 1.6 1.8 3.42 2.76 3.22 172 140 190
Yatela (40%)
(5)
1.1 1.2 1.3 2.66 3.46 4.12 66 120 141
Namibia
68
80
86
Navachab 1.5 1.6 1.5 1.43 1.56 1.81 68 80 86
Tanzania
264
327
308
Geita 4.3 5.1 5.7 1.92 2.01 1.68 264 327 308
USA
258
282
283
Cripple Creek & Victor
(5)
22.1 20.9 21.8 0.49 0.53 0.54 258 282 283
AngloGold Ashanti
4,982
5,477
5,635
(1)
The yield of TauTona, Brasil Mineração, Serra Grande and Obuasi represents underground operations.
(2)
The yield of Sunrise Dam and Siguiri represents open-pit operations.
(3)
Bibiani was sold effective 1 December 2006.
(4)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(5)
The yield of Yatela and Cripple Creek & Victor reflects recoverable gold placed/tonnes placed from heap leach operations.
For the year ended 31 December 2008
Operations at a glance

Abridged Report 2008

Attributable adjusted
Total cash costs
gross profit (loss)
($/oz)
($m)
Operation
2008
2007      2006                 2008
2007
2006
South Africa
362
343        285                   (55)
403            549
Vaal River
Great Noligwa
458
403        261                   (55)
61            156
Kopanang 348
307        291                   (22)
99            109
Moab Khotsong 379
668        655                   (20)
(40) (22)
Tau Lekoa 533
474        440                   (30)
1              (4)
Surface operations 440
305        281
4
37              31
West Wits
Mponeng
249
264        237
87
165            156
Savuka 411
403        336
(2)
11              21
TauTona 374
317        269                    (17)
67            101
Argentina
615
264        228                    (34)
48              37
Cerro Vanguardia (92.5%) 608
261        225                    (30)
45              35
Minorities and exploration –
–           –                      (4)
3                2
Australia
552
313        306                    (61)
137            137
Sunrise Dam 531
306        298                    (61)
137            137
Brazil
321
260        216
53
141            138
Brasil Mineração 300
233        195
12
88              86
Serra Grande (50%) 294
263        198
9
27              26
Minorities and exploration –
–           –                     32
26              26
Ghana
594
432        390                 (145)
3            (26)
Bibiani
(1)
–
–        437
–
–               5
Iduapriem
(2)
525
373         368                  (21)
23                7
Obuasi 633
459         395                (126)
(24) (42)
Minorities and exploration –
–            –                     2
4                4
Guinea
466
464         399
27
14                4
Siguiri (85%) 466
464         399
7
9                –
Minorities and exploration –
–           –                     20
5                4
Mali
430
350         250                   (34)
92             146
Morila (40%)
(3)
419
350         275
(4)
38               52
Sadiola (38%)
(3)
399
414         270                   (23)
24               49
Yatela (40%)
(3)
572
322         228
(7)
30               44
Namibia
534
419         265
(2)
13               22
Navachab 534
419         265
(2)
13               22
Tanzania
728
452         497                 (181)
6              (2)
Geita 728
452         497                 (181)
6              (2)
USA
334
282         260
16
74              23
Cripple Creek & Victor 309
269         248
16
74              23
Other
(4)
–
–           –                      4
4              30
Sub-total 444
357         308                (412)
935          1,058
Less equity accounted JVs
(3) (4)
–
–            –                    28
(100) (174)
AngloGold Ashanti
444
357          308               (384)
835            884
(1)
Bibiani was sold effective 1 December 2006.
(2)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(3)
Equity accounted investments.
(4)
Includes Nufcor International Limited (NIL), Oro Group (Pty) Limited and Trans-Siberian Gold plc which are equity accounted. Anglogold Ashanti sold its 50% interest in NIL effective 1 July 2008.

Abridged Report 2008

and executive management
Board of directors
EXECUTIVE DIRECTORS
MR M CUTIFANI
(50) (Australian)
BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on
17 September 2007 and as Chief Executive Officer on 1 October 2007. He
is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable
Development, and Investment committees.
Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.
MR S VENKATAKRISHNAN
(VENKAT) (43) (British)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields
Company Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005 and is a member of the Executive and
Investment committees and is invited to attend meetings of the Audit and
Corporate Governance Committee. He is a member of the Treasury
Committee, a sub-committee of the Audit and Corporate Governance committee.
Venkat has extensive financial experience, having been a director in the
Reorganisation Services Division of Deloitte & Touche in London prior to joining Ashanti in 2000.
NON-EXECUTIVE DIRECTORS
MR RP EDEY
(66) (British)
FCA
Chairman and independent non-executive
Russell Edey was appointed to the board of AngloGold Ashanti on 1 April
1998, as Deputy Chairman on 11 December 2000 and as Chairman on
1 May 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans
SA and a non-executive director of a number of companies within the NM
Rothschild Group. Mr Edey is chairman of the Investment and Nominations committees and a member of the Audit and Corporate Governance and
Remuneration committees.

Abridged Report 2008

DR TJ MOTLATSI
(57) (South African)
Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April
1998 and as Deputy Chairman on 1 May 2002. He is chairman of the
Transformation and Human Resources Development and the Political
Donations committees and a member of the Safety, Health and Sustainable
Development and Remuneration committees.
James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in
South Africa spans more than 30 years in various positions including past president of the National Union of Mineworkers. He is the Executive
Chairman of TEBA Limited, a service organisation primarily responsible for the recruitment of mineworkers for the South African mining industry.
MR FB ARISMAN
(64) (American)
MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He serves on four board committees: Transformation and Human Resources and Development, Audit and Corporate Governance, Nominations and
Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. In 2008, he chaired the
Financial Analysis Committee, an ad hoc committee of the board set up to consider the funding needs of AngloGold Ashanti.
Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions and retired as Managing Director after 32 years of service.
MR RE BANNERMAN
(74) (Ghanaian)
MA (Oxon), LLM (Yale)
Independent non-executive
Reginald Bannerman became a Director of AngloGold Ashanti on
10 February 2006. He is a member of the Remuneration, Nominations and
Transformation and Human Resources and Development committees.
Reginald has a legal background and has been in law practice for more than
50 years. He has for many years been the principal partner of Messrs Bruce-
Lyle, Bannerman & Thompson Attorneys, one of the leading private law firms in Ghana. He has also served as a member of the General Legal Council of
Ghana and the board of the Valco Trust Fund, the largest privately-run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Resident, in Ghana, Reginald assists the board in matters affecting the company's activities in that country.

Abridged Report 2008

NON-EXECUTIVE DIRECTORS (CONTINUED)
MR JH MENSAH
(80) (Ghanaian)
MSc (Economics, London University)
Independent non-executive
Joseph Mensah was appointed a member of the AngloGold Ashanti board on 4 August 2006, and is a member of the Audit and Corporate Governance,
Investment, Safety, Health and Sustainable Development and Nominations
committees. Joseph, a Ghanaian resident, has extensive experience in politics, and international and local economic management. He was the
Minister of Finance and Economic Planning of Ghana and a member of parliament from 1969 to 1972. He worked with a number of local and international development agencies including being a member of the African
Advisory Council of the African Development Bank from 1993 to 1997. Until
December 2008, he was chairman of the National Development Planning
Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency.
MR WA NAIRN
(64) (South African)
BSc (Mining Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since
1 January 2000 and chairs the Safety, Health and Sustainable Development
Committee and is a member of three other committees: Transformation and
Human Resources and Development, Investment and Nominations. Bill, a
mining engineer, has considerable technical experience having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold
Ashanti.
PROF WL NKUHLU
(64) (South African)
BCom, CA (SA), MBA (University of New York)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance committee since
5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Nominations, Political Donations and
Remuneration committees. In addition, he is the chairman of the Treasury
Committee, a sub-committee of the Audit and Corporate Governance
Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former
President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the
Secretariat of the New Partnership for Africa's Development (NEPAD) from
2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African
Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was
President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from
1987 to 1991. He is currently the Chairman of Pan African-Capital Holdings
(Pty) Limited, a South African company that focuses on research and and executive management cont.
Board of directors

Abridged Report 2008

investments, fund management and private equity, and of Metropolitan
Limited, Bigen Africa (Pty) Limited and Kagiso Trust Investment. He is also a member of the board of Datatec Limited. He was elected President of the
Geneva-based International Organization of Employers (IOE) in May 2008 for
a period of two years. He is a member of the Financial Crisis Advisory Group of the IASB and FASB.
MR SM PITYANA
(49) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of
Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August
2008. He is a member of the Safety, Health and Sustainable Development,
Political Donations, Investment, Nominations and the Transformation and
Human Resources Development committees. Sipho has extensive
experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national Departments of both Labour and Foreign Affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics and
AngloGold Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South African companies.
Board movements during 2008
Mrs E Le R Bradley retired on 6 May 2008.
Mr S R Thompson resigned on 28 July 2008.
EXECUTIVE MANAGEMENT
DR CE CARTER
(46)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter has worked in the mining industry since 1991, in South Africa and the United States in a range of corporate roles with Anglo American
Corporation, RFC Corporate Finance and AngloGold Ashanti. He was
appointed Executive Vice President – Business Strategy in December 2007,
responsible for corporate strategy and business planning, risk management and investor relations.
MR RN DUFFY
(45)
BCom, MBA
Executive Vice President – Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as
Executive Vice President – Africa in July 2008.

Abridged Report 2008

MR GJ EHM
(52)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold
Mine in 2000, Regional Head – Australia in 2006, and took up his current role as Executive Vice President – Australasia in December 2007.
MR RW LARGENT
(48)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with the company since 1994. He is a board member of the Colorado Mining Association in Denver and has served on the Board of Directors for the California Mining Association and the Nevada Mining
Association. In 2001, he was appointed as General Manager of the Cripple
Creek & Victor Gold Mine and took up his current role as Executive Vice
President – Americas in December 2007.
MR RL LAZARE
(52)
BA, HED, DPLR, SMP
Executive Vice President – Human Resources
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July
2008, Executive Vice President – Human Resources.
MR MP LYNAM
(47)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed as Vice President – Finance, Treasury and Company Secretarial in
July 2008.
MR AM O'NEILL
(51)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice
President – Business & Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 includes the role of Executive – Operations at Newcrest
Mining Limited and Executive General Manager for gold at Western Mining
Corporation.
and executive management cont.
Board of directors

Abridged Report 2008

MR TML SETILOANE
(49)
FAE, BSc (Mech Eng)
Executive Vice President – Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand
Refinery Limited. He was appointed an executive officer and a member of
AngloGold Ashanti's Executive Committee in February 2006 and as
Executive Vice President – Sustainability in December 2007.
MS YZ SIMELANE
(43)
BA LLB, FILPA, MAP
Vice President – Government Relations
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers'
Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President –
Government Relations in July 2008.
MR NW UNWIN
(56)
BA
Executive Vice President – Corporate Services
Nigel Unwin joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the
CFTA retail sector for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by
AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the Human Resources and
Information Technology portfolios in 2001. He was appointed Executive Vice
President – Corporate Services in July 2008.
Executive management movements during 2008
Peter Rowe retired from the Executive Committee on 30 June 2008. His roles and responsibilities were assumed by Tony O’Neill.
COMPANY SECRETARY
MS L EATWELL
(54)
FCIS
Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Abridged Report 2008

NATURE OF BUSINESS
AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and
Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
SHARE CAPITAL
Authorised
The authorised share capital of AngloGold Ashanti at 31 December 2008 is made up as follows:
•
400,000,000 ordinary shares of 25 South African cents each R100,000,000
•
4,280,000 E ordinary shares of 25 South African cents each R1,070,000
•
2,000,000 A redeemable preference shares of 50 South African cents each R1,000,000
•
5,000,000 B redeemable preference shares of 1 South African cent each R50,000
The following are the movements in the issued and unissued share capital from the beginning of the accounting period to 31 January 2009:
ISSUED
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2008
2007
At 1 January
277,457,471
69,364,368
276,236,153
69,059,038
Issued during year
– Rights offer
69,470,442
17,367,611
–
–
– Golden Cycle acquisition
3,181,198
795,299
–
–
– São Bento acquisition
2,701,660
675,415
–
–
– Bokamoso ESOP and BEE transaction
–
–
31,410
7,852
– Bokamoso ESOP on conversion of
E ordinary shares
94
24
8,026
2,007
– Exercise of options by participants in the
AngloGold Share Incentive Scheme
672,545
168,136
1,181,882
295,471
At 31 December
353,483,410
88,370,853
277,457,471
69,364,368
Issued subsequent to year-end
– Exercise of options by participants in the
AngloGold Share Incentive Scheme
34,775
8,693
At 31 January 2009
353,518,185
88,379,546
report
Directors’

Abridged Report 2008

E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (BEE transaction).
Number
Number
of shares
Rand
of shares
Rand
2008
2007
At 1 January
4,140,230
1,035,057
4,185,770
1,046,443
Issued during year to the Bokamoso ESOP Trust
–
–
94,230
23,557
Cancelled in exchange for ordinary shares in
terms of the cancellation formula
173,289
43,322
139,770
34,943
At 31 December
3,966,941
991,735
4,140,230
1,035,057
Cancelled subsequent to year-end
– Cancelled and exchanged for ordinary
shares issued in terms of the cancellation
formula
17,833
4,458
At 31 January 2009
3,949,108
987,277
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the company.
E ordinary share capital amounting to R20,587,628 in respect of 162,363 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary
Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area.
The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Abridged Report 2008

UNISSUED
ORDINARY
E ORDINARY
Number
Number
Number
Number
of shares
of shares
of shares
of shares
2008
2007
2008
2007
At 1 January
122,542,529
123,763,847
–
94,230
Issues during year
76,025,939
1,221,318
–
94,230
At 31 December
46,516,590
122,542,529
–
–
Issues subsequent to year-end
34,775
At 31 January 2009
46,481,815
ORDINARY SHARES UNDER THE CONTROL OF DIRECTORS
In terms of the authority granted by shareholders at the annual general meeting held on 6 May
2008, 5% of the number of shares in issue from time to time are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires at the annual general meeting to be held on 15 May 2009.
Pursuant to this authority, the directors issued the following ordinary shares during 2008:
Ordinary
shares
Acquisition of Golden Cycle Gold Corporation (GCGC)
– Total shares issued on 2 July 2008
3,180,555
– Less shares to be issued under specific authority granted
by shareholders
3,100,000
– Shares issued on 2 July 2008 under general authority
to directors
80,555
– Balance of shares issued – rounding adjustments
643
Acquisition of São Bento
2,701,660
Total shares issued by the directors under general authority at
31 December 2008
2,782,858
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 15 May 2009.
The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 6 May 2008. At the annual general meeting to be held on 15 May 2009, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
report cont.
Directors’

Abridged Report 2008

AMERICAN DEPOSITARY SHARES
At 31 December 2008, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 111,178,529 (2007: 82,550,854) American
Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2009, there were 113,952,075 ADSs in issue and listed on the NYSE.
GHANAIAN DEPOSITARY SHARES
At 31 December 2008, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GhSE) 17,457,300 (2007: 18,256,500) Ghanaian
Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. At 31 January 2009, 17,457,300 GhDSs were listed on the Ghana Stock Exchange.
ANGLOGOLD SHARE INCENTIVE SCHEME
AngloGold Ashanti operates a share incentive scheme through which executive directors, executive management and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the company and its continued growth and to promote the retention of such employees.
Non-executive directors are not eligible for participation in the share incentive schemes.
The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time. At
31 December 2008, 9,720,794 ordinary shares (2007: 7,630,080) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) – at
31 December 2008, a maximum of 486,040 ordinary shares per employee could be issued in aggregate (2007: 381,504).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Abridged Report 2008

Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April
2002, at which time it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.
Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on
29 April 2005 at which time it was agreed that no further performance-related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.
Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 at which time, shareholders approved the increase in the maximum level of bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive management and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting (unless an event, such as death, occurs which may result in an earlier vesting date). In respect of awards granted in 2008 and onwards, the vesting period has been amended to allow employees to exercise their rights as follows: 40% in year one and 60% in year two from date of grant or in the event that exercising of awards only takes place in year three, then 120% of awards granted will be available for immediate exercising.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive management and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company (or unless an event, such as death, occurs which may result in an earlier vesting date).
report cont.
Directors’

Abridged Report 2008

Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2008 to
31 January 2009 is:
Average
Long-
exercise
Perfor-
Bonus
Term
price per
Ordinary
Time-
mance-
Share
Incentive
ordinary
shares
related
(1)
related
(1)
Plan
Plan
Total
share
issued
At 1 January 2008 206,960 1,638,200 685,668
783,425  3,314,253
130,74  4,295,959
Movement during year
– Granted
41,806 313,082 465,076
572,331  1,392,295
– Exercised 128,333 385,111 115,458 43,643 672,545 341.02 672,545
– Lapsed/expired 3,942 176,338 90,259 321,668 592,207
At 31 December 2008
116,491  1,389,833
945,027
990,445  3,441,796
4,968,504
Average exercise/issue
price per share
139.82 239.18 – – 127.06
Awards exercisable at
year-end
116,491  1,389,833
136,371
64,560  1,707,255
Subsequent to year-end
– Granted
– – – 6,026 6,026
– Exercised 4,986 18,725 11,064 – 34,775 206.23 34,775
– Lapsed/expired – 9,098 13,588 – 22,686
At 31 January 2009
111,505  1,362,010
920,375
996,471  3,390,361
5,003,279
Average exercise/issue
price per share
140.91 238.45 – – 127.04
(1)
Options granted are in respect of the rights offer.
Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) whereby the recycling of options/awards that have vested and been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as impacted by this Listings Requirements rule change:
Details
Options/Awards
Total number of options attributable to the scheme at 31 December 2008 9,720,794
Less:
– Total number of options/awards granted and outstanding at 31 December 2008
3,441,796
– Total number of options/awards exercised during the period 15 October 2008 to 31 December 2008 101,013
Total shares available to be awarded at 31 December 2008 6,177,985

Abridged Report 2008

Analysis of options and rights outstanding at 31 December 2008
Number of
Holding
Holders
options
1
to
100
165
13,886
101
to
500
738
200,839
501
to
1,000
159
113,328
1,001
to
5,000
229
578,422
5,001
to
10,000
98
680,053
10,000  to
100,000
82
1,855,268
Total
1,471
3,441,796
DIVIDEND POLICY
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for dividend using the going concern assessment and restrictions placed by the conditions of the convertible bond, other debt facilities and other factors.
Dividends declared since 1 January 2008:
Final                Interim
Final
dividend
dividend
dividend
number 103
number 104
number 105
Declaration date
6 February 2008
30 July 2008
6 February 2009
Last date to trade ordinary shares cum dividend
22 February 2008
15 August 2008
27 February 2009
Record date
29 February 2008
22 August 2008
6 March 2009
Amount paid per ordinary share
– South African currency (cents)
53
50
50
– United Kingdom currency (pence)
3.484
3.4137
3.518
– Ghanaian currency (cedis)
6.530
6.740
6.6565
Amount per CDI* – Australian currency (cents)
1.484
1.459
1.546
Payment date
7 March 2008
29 August 2008
13 March 2009
Amount per GhDS** – Ghanaian currency (cedis)
0.0653
0.0674
0.06565
Payment date
10 March 2008
1 September 2008
16 March 2009
Amount per ADS*** – United States currency (cents)
6.606
6.449
# 5.1
Payment date
17 March 2008
8 September 2009
23 March 2009
Amount per E ordinary share South African currency (cents)
26.50
25.00
25.00
Payment date 7 March 2008 29 August 2008 13 March 2009
* Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
** Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
*** Each ADS (American Depositary Share) is equal to one ordinary share
# Illustrative value assuming the following rate of exchange: R9.84: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment report cont.
Directors’

Abridged Report 2008

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts.
These shareholders are encouraged to mandate this method of payment for all future dividends.
BORROWINGS
The group's borrowing powers are unlimited. As at 31 December 2008, the group’s borrowings totalled $1,933 million, R18,270 million (2007: $1,848 million, R12,589 million).
SIGNIFICANT ANNOUNCEMENTS DURING THE YEAR UNDER REVIEW AND SUBSEQUENT TO YEAR-END
On 14 February 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti,
25 million common shares and 21.4 million common share purchase warrants in B2Gold. On
16 May 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a
15.9% direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.
On 6 May 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery
(Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The project which is 100% owned by AngloGold Ashanti, is located 150km west of Colombia's capital city, Bogota, in the district of Tolima and is expected to yield some 12.9Moz of inferred Mineral Resource at a gold price of $1,000/oz.
On 29 May 2008, AngloGold Ashanti announced its amendment to the merger agreement to acquire 100% of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to
account for the effects of the AngloGold Ashanti rights offer announced on 23 May 2008. GCGC shareholders approved the merger on 30 June 2008 at a general meeting and the merger became effective on 1 July 2008 at which time, AngloGold Ashanti acquired the remaining 33%
shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.
On 26 June 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.7m claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold
Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may
not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

Abridged Report 2008

Shareholders at a general meeting held on 22 May 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The final terms of the rights offer were announced on 23 May 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On 7 July 2008, AngloGold Ashanti announced that the rights offer closed on 4 July 2008 and that 68,105,143 shares had been subscribed for (98% of rights offered) which shares were issued on 7 July 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5%) had been received and the remaining
1,365,299 shares were issued on 11 July 2008. A total of R13.477 billion ($1.7 billion)
was raised.
On 30 September 2008, AngloGold Ashanti announced that following the publication of the unaudited results for the quarter and six months ended 30 June 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-
hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting.
Following this reassessment, the income tax expense was reduced by R641 million
(US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold
Ashanti decided to revise its results for the quarter and six months ended 30 June 2008, thereby resolving this matter.
On 21 November 2008, AngloGold Ashanti Limited announced that it had entered into a
$1 billion term facility agreement with Standard Chartered Bank to refinance its convertible bond.
The term facility would be drawn during February 2009 for the purpose of repaying the $1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti Limited. The term facility is for an initial one year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of AngloGold Ashanti until 30 November 2010. The covenant terms of the term facility are similar to those of AngloGold Ashanti's existing $1.15 billion Revolving Credit Facility, save that the amounts drawn under the term facility will bear an interest margin of 4.25% for the first six months after the first drawdown and 5.25% thereafter. The $1 billion convertible bond matured on 27 February 2009 and was redeemed by the company using the proceeds from the
Standard Chartered term facility that had been arranged for this purpose. Subsequent to the year end, the company has signed an agreement with Standard Chartered amending the terms of the term facility signed in November 2008. The amendment, which comes into effect upon repayment of $750 million of the facility prior to 26 August 2009 will, in addition to the outstanding balance of $250 million allow the company to retain revolving access to a further
$250 million. The margin over the bank’s capped cost of funds will now remain fixed at 4.25%
for the full term of the facility.
On 15 December 2008, AngloGold Ashanti announced that it had completed the purchase of
São Bento Gold Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração
S.A. (SBMSA) from Eldorado Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. This follows an announcement made on 31 July 2008, when AngloGold Ashanti announced it had entered into a letter report cont.
Directors’

Abridged Report 2008

agreement with Eldorado to acquire 100% of Eldorado's wholly-owned subsidiary, SBG, which company in turn wholly owns SBMSA. The purchase of SBG and SBMSA gives AngloGold
Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of
AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa
Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil, and provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.
On 23 January 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increased for the Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located
330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is
70% owned by AngloGold Ashanti Australia (the manager) and 30% by Independence Group NL.
The Measured, Indicated and Inferred Mineral Resource for the project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold. This represents an increase of approximately 1 million ounces from the first Mineral Resource estimate released for the project in
December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence. AngloGold Ashanti Australia's share of the upgraded resource is 3.51 million ounces.
On 28 January 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect
33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont
Mining Corporation for an aggregate consideration of up to approximately $1.1 billion. The transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the company's balance sheet, result in lower financing costs due to early repayment of the recently announced $1.0 billion syndicated term facility and create additional flexibility to participate in further investment and growth opportunities.
On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from
1 January 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and
Goedgenoeg project areas to Simmer & Jack Mines Limited (Simmers) for an aggregate consideration of:
•
R600 million less an offset up to a maximum of R150 million for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2009 and 31 December
2009 as well as an offset for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2010 and the effective date of the transaction. Consequently,
AngloGold Ashanti will retain all unhedged free cash flow generated from the Tau Lekoa mine for the year ending 31 December 2009 greater than R150 million. Simmers will endeavour to settle the transaction entirely in cash, however Simmers may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million with the remainder being payable in cash; and
•
a royalty, determined at 3% of the net revenue (being gross revenue less state royalties)
generated by the Tau Lekoa mine and any operations as developed at Weltevreden and
Goedgenoeg. The royalty will be payable quarterly for each quarter commencing from
1 January 2010 until the total production from the assets upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).

Abridged Report 2008

The effective date of the transaction will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction.
AngloGold Ashanti will continue to operate Tau Lekoa with appropriate joint management arrangements with Simmers until the effective date. In addition, following the effective date,
Simmers will treat all ores produced from the assets at its own processing facilities. As a result
AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.
LITIGATION
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this annual report, a material effect on the group's financial position, other than those disclosed in the financial statements.
MATERIAL CHANGE
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2008.
MATERIAL RESOLUTIONS
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings
Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held
on 6 May 2008:
– Amendments of the company's articles of association
to remove ambiguities relating to the rotation of
directors
13 May 2008
– General approval for the acquisition by the company,
or a subsidiary of the company, of its own shares.
ANNUAL GENERAL MEETINGS
At the 64th annual general meeting held on 6 May 2008, shareholders passed ordinary resolutions relating to:
•
the adoption of the financial statements for the year ended 31 December 2007;
•
the re-election of Mr Dr TJ Motlatsi, Mr WA Nairn, and Mr SM Pityana as directors of the company;
•
the election of Mr M Cutifani, who was appointed since the previous annual general meeting, as a director of the company;
•
the renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;
report cont.
Directors’

Abridged Report 2008

•
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
•
the granting of a specific authority for directors to allot and issue not more than
3,100,000 ordinary shares in terms of the Golden Cycle Transaction;
•
the granting of a general authority to the directors to allot and issue convertible bonds which may be converted into a maximum of 15,384,615 ordinary shares;
•
the amendment of the AngloGold Ashanti Bonus Share Plan 2005; and
•
the amendment to the company’s articles of association to exclude executive directors from retirement by rotation and for the one third of non-executive directors required to retire to be rounded down to the next whole number.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Notice of the 65th annual general meeting, which is to be held in the Auditorium, 76 Jeppe
Street, Newtown, Johannesburg at 11:00 (South African time) on Friday, 15 May 2009, is a separate document and will be posted to shareholders on or about 14 April 2009. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.
DIRECTORATE AND SECRETARY
The following changes to the board of directors took place for the period from 1 January 2008 to 31 December 2008.
Executive directors
There were no changes to the executive directorate during the year under review.
Non-executive directors
Mrs Elisabeth Le R Bradley retired from the board effective 6 May 2008.
Mr Simon R Thompson resigned from the board effective 28 July 2008.
Retirement by rotation
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr RP Edey and Mr JH Mensah, both of whom offer themselves for re-election.
In terms of the company's memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors of the company are listed from page 30.
There was no change in the office of the company secretary.

Abridged Report 2008

DIRECTORS' INTERESTS IN SHARES
The interests of the directors in the ordinary shares of the company at 31 December 2008, which did not individually exceed 1% of the company's issued ordinary share capital, were:
Beneficial
Beneficial
Direct
Indirect
Direct
Indirect
31 December 2008
31 December 2007
Executive directors
M Cutifani
10,000
–
–
–
S Venkatakrishnan
5,221
–
652
–
Total
15,221
–
652
–
Non-executive directors
FB Arisman
–
4,984
–
2,000
RP Edey
–
3,063
–
1,000
WL Nkuhlu
800
–
–
Total
–
8,847
–
3,000
Grand total
15,221
8,847
652
3,000
There has been no change in the above interests since 31 December 2008. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.
ANNUAL FINANCIAL STATEMENTS
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with International Financial Reporting Standards (IFRS) and in terms of the JSE Listings
Requirements.
In preparing the annual financial statements reflected in dollars and South African rands, the group has complied with International Financial Reporting Standards (IFRS) in the English
language as issued by the International Accounting Standards Board (IASB) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2008, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its Executive Committee and Treasury Committee, reviews its short, medium- and long-term funding, treasury and liquidity requirements and positions monthly.
The board of directors also reviews these on a quarterly basis at its meetings.
report cont.
Directors’

Abridged Report 2008

Cash and cash equivalents at 31 December 2008 amounted to $575 million,
(2007: $477 million), together with cash budgeted to be generated from operations in 2008 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold
Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2008, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditors, Ernst & Young Inc., are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South Africa. A copy of their unqualified report is available on request from the company secretary at the contact details shown on page 60 of this report.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted
Accounting Principles (US GAAP) which will be available from The Bank of New York Mellon to holders of the company's securities listed in the form of American Depositary Shares on the
NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2009, will be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on page 60 of this report.
Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate
Governance Committee and the board.
Lynda Eatwell
Company Secretary
6 March 2009

Abridged Report 2008

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
•
attract, reward and retain executives of the highest calibre;
•
align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
•
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
•
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
•
the design and operation of the company's executive share option and other incentive schemes.
REMUNERATION COMMITTEE
During 2008, members of the Committee comprised the following non-executive directors:
•
Sipho Pityana (appointed chairman effective 1 August 2008)
•
Russell Edey (chairman up to 31 July 2008)
•
Reginald Bannerman
•
Prof Wiseman Nkuhlu
•
Frank Arisman
•
Dr James Motlatsi
During the year, all members attended the three meetings of the Remuneration Committee that were held, except Mr Pityana who was unable to attend one meeting.
Number of meetings attended
SM Pityana
2/3
FB Arisman
3/3
RE Bannerman
3/3
RP Edey
3/3
TJ Motlatsi
3/3
WL Nkuhlu
3/3
All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.
report
Remuneration

Abridged Report 2008

The following principles are applied in determining executive remuneration:
•
Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration if the bonus and LTIP targets are achieved.
•
Salary is set at the median for the relevant competitive market.
•
All incentive plans align performance targets with shareholder interests.
BONUS SHARE PLAN (BSP) AND LONG-TERM INCENTIVE PLAN (LTIP)
BSP
Shareholders approved the introduction of two new plans to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid partly in cash and partly in rights to acquire shares.
The BSP scheme was revised in 2008, with the approval of shareholders, to increase in the maximum bonus quantum (and the accompanying share award) for all levels of participants. In the case of the CEO and CFO, the maximum bonus earning opportunity was increased to 160%
and 140% respectively. The vesting period for the bonus shares was also altered with part of the award vesting after the first and second years and an enhancement after a third year if the shares are not sold before the end of year three. The split between company and individual performance in determining the bonus at executive level was also changed to 60% company and 40%
individual.
LTIP
The LTIP allows for the granting of rights to acquire shares, determined by the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the Remuneration Committee determines from time to time, will also need to be met. For 2008 strategic business objectives set by the Remuneration
Committee includes safety improvement targets and reserve and resource ounce generation.
EXECUTIVE REMUNERATION
Executive director remuneration currently comprises the following elements:
•
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South
Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance;

Abridged Report 2008

•
Annual bonus, which is determined by the achievement of a set of stretched company and individual performance targets. For 2008, the company targets were based on performance measures including safety, EPS, cost control, and gold production. The weighting of the respective contribution of company and individual targets is 60% company and 40%
individual. 50% of the bonus is paid in cash and 50% in the awarding of rights to acquire shares in terms of the BSP;
•
LTIP: The CEO and CFO are granted the right to acquire shares of value equivalent to 120%
and 100% of their annual salaries, respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.
In 2005, the first grant of LTIP awards was made to executive directors and executive and senior management. When the LTIP awards vested at the end of 2007, only one performance target was achieved, resulting in a vesting of 40% of awards granted, with the balance lapsing.
The LTIP awards granted in 2006 will vest on 31 July 2009 and based on the performance targets achieved, 40% of awards granted will vest in respect of executive directors and executive management, and 45% of awards granted will vest for other management with the balance lapsing.
At the discretion of the Remuneration Committee, cash payments, equal in value to the dividends which would have been paid on an award of actual shares during the vesting period was made when the BSP awards of 2006 vested. A cash payment will also be made when the LTIPs awarded in 2006 vest end-July 2009;
•
Pensions and risk benefits: Executive directors belong to AngloGold Ashanti’s pension fund.
However, executive directors who are non-South African citizens have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa; and
•
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
DIRECTORS' SERVICE CONTRACTS
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of 24 months, but with a 12-month notice period. The notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.
report cont.
Remuneration

Abridged Report 2008

NON-EXECUTIVE DIRECTORS' REMUNERATION
The following table details fees and allowances paid to non-executive directors:
Resigned/
retired
Appointed with
Com-
Com-
All figures stated
with effect effect
Directors'
mittee
Directors'
mittee
to the nearest R000
(1)
from
(2)
from
(2)
fees
(3)
fees
Travel
(4)
Total
fees
(3)
fees
Travel
(4)
Total
2008
2007
RP Edey (Chairman)
1,274
266
219
1,759
1,005
220
128
1,353
Dr TJ Motlatsi
(Deputy chairman)
360
160
–
520
335
186
–
521
FB Arisman
212
275
170
657
141
212
128
481
RE Bannerman
212
100
219
531
150
107
128
385
Mrs E le R Bradley
6 May 08
45
42
–
87
125
195
–
320
CB Brayshaw
5 May 07
–
–
–
–
46
78
–
124
Mrs C Carroll
5 May 07
9 Oct 07
–
–
–
–
29
–
–
29
Dr SE Jonah (President)
12 Feb 07
–
–
–
–
90
62
–
152
R Médori
9 Oct 07
–
–
–
–
107
–
–
107
JH Mensah
212
175
170
557
150
77
128
355
WA Nairn
135
160
–
295
125
157
–
282
Prof WL Nkuhlu
135
225
–
360
125
110
–
235
SM Pityana
13 Feb 07
135
279
–
414
115
109
–
224
SR Thompson
28 July 08
117
133
40
290
141
92
64
297
AJ Trahar
5 May 07
–
–
–
–
48
38
–
86
Total – non-executive
directors
2,837
1,815
818
5,470
2,732
1,643
576
4,951
Alternates
PG Whitcutt
9 Oct 07
–
–
–
–
–
33
–
33
Total – alternate directors
–
–
–
–
–
33
–
33
Grand total
2,837
1,815
818
5,470
2,732
1,676
576
4,984
Rounding may result in computational differences
(1)
Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time.
(2)
Fees are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 4 May 2007 shareholders approved an increase in directors fees with effect from 1 May 2007
–
Chairman
–
$150,000 per annum
–
Deputy chairman and president
–
R360,000 per annum
–
South African resident directors
–
R135,000 per annum
–
Non-resident directors
–
$25,000 per annum
The non-executive directors' remuneration was last adjusted in 2007 and as a result, has lagged behind that of a comparator group of companies, both locally and globally. In order to continue to attract individuals of high calibre to serve as non-executive directors, and to enable the company to achieve its strategic objectives, a proposal to adjust the non-executive directors remuneration in line with the market and the company's business strategy, will be tabled at the annual general meeting to be held on 15 May 2009.
(4)
A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
Executive directors do not receive payment of directors' fees or committee fees.

Abridged Report 2008

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION
Executive director and executive management remuneration is made up as follows:
Resigned/
Compen-
Perfor-
Pre-tax
Appointed
retired
sation
mance
Pension
gains
with
with
and
related scheme
En-
on
share
All figures
effect
effect
recruit-
pay-
contri-
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ment
(2)
ments
(3)
butions benefits
(4)
leave
(5)
total exercised
Total
Executive directors'
remuneration 2008
M Cutifani
Full year 9,513 – 5,877 1,477 24 – 16,891 – 16,891
S Venkatakrishnan
(7)
Full year 5,585 – 3,613 1,004 – – 10,202 1,837 12,039
15,098 – 9,490 2,481 24 – 27,093 1,837 28,930
Executive
management’s
remuneration 2008
Representing
11 executive
management
(7)
31,771 – 14,541 5,135 1,194 496 53,137 1,584 54,721
Total executive
directors, and
executive
management
remuneration 2008
46,869 – 24,031 7,616 1,218 496 80,230 3,421 83,651
Executive directors'
remuneration 2007
M Cutifani
17 Sep 07 1,594 15,197 963 – 704 – 18,458 – 18,458
R Carvalho Silva
(6)
30 Sep 07 4,468 20,240 1,001 2,121 1,594 1,496 30,920 4,574 35,494
RM Godsell 30 Sep 07 5,029 9,794 – 763 92 1,853 17,531 35,664 53,195
NF Nicolau 12 Nov 07 4,925 16,688 958 783 826 125 24,305 2,367 26,672
S Venkatakrishnan Full year 4,563 – 1,714 774 – 244 7,295 – 7,295
20,579 61,919 4,636 4,441 3,216 3,718 98,509 42,605 141,114
Executive officers'
remuneration to
30 November 2007
Representing
15 executive officers
28,400 – 6,219 3,590 259 670 39,138 11,483 50,621
Executive officers'
remuneration from
1 December 2007
Representing
10 executive officers
2,422 – 513 299 43 360 3,637 – 3,637
Total executive directors,
executive officers and
executive management
remuneration – 2007
51,401 61,919 11,368 8,330 3,518 4,748 141,284 54,088 195,372
Rounding of figures may result in computational discrepancies.
(1)
Salaries are disclosed only for the period from or to which office was held except in respect of Messrs Godsell, Carvalho Silva and Nicolau, which amounts reflect total payments made to the date of the 2007 report.
(2)
Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.
(3)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.
(4)
Includes health care, personal travel and relocation expenses, and in respect of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout in respect of Mr Nicolau.
(5)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.
(6)
Mr Carvalho Silva's earnings were paid in Brazilian real and US dollars. For the purposes of this annual report, values have been converted to
South African rands using the monthly average rates of exchange.
(7)
Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 4,569 ordinary shares in AngloGold Ashanti.
Of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti.
report cont.
Remuneration

Abridged Report 2008

SHARE INCENTIVE SCHEMES
Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to
31 December 2008 and subsequent to year-end.
Executive directors, executive management and other managers
(2)
Total Total
Total
executive other
Total
M Cutifani
(1)
Venkat #
directors management
managers
scheme
Granted and outstanding at
1 January, 2008
(3)
Number
–
45,396
45,396
316,339
2,952,519
3,314,253
Granted during the year
(4)
Number
39,440
32,046
71,486
182,811
1,137,998
1,392,295
Exercised during the year
Number
–
7,615
7,615
15,563
649,367
672,545
Pre-tax gain before expenses
at date of exercise
– R000
–
R1,837
R1,837
R1,584
R77,167
R80,588
Lapsed during the year
Number
–
7,800
7,800
33,000
551,407
592,207
Held at 31 December 2008
Number
39,440
62,027
101,467
450,587
2,889,742
3,441,796
Subsequent to year-end
(to 31 January 2009)
Granted
Number
–
–
–
–
6,026
6,026
Exercised
Number
–
–
–
–
34,775
34,775
Pre-tax gain before expenses
at date of exercise
– R000
–
–
–
–
R5,244
R5,244
Lapsed
Number
–
–
–
–
22,686
22,686
Held at 31 January 2009
Number
39,440
62,027
101,467
450,587
2,838,307
3,390,361
Latest expiry date
28 Feb 2018
28 Feb 2018
30 June 2018
6 Jan 2019
Of the 3,441,796 options and rights granted and outstanding at 31 December 2008, 1,707,255 options are fully vested.
(1)
All the after tax proceeds from the sale of options were used to acquire 4,569 ordinary shares in the company.
(2)
Of the 15,563 options exercised, and the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in the company.
(3)
As a result of the change in status, the following movements to opening balances were made:
– From director status to other management
117,786 options/awards
– From executive management to other management
207,027 options/awards
(4)
Awards granted since 2005 have been granted at NIL cost to participants
(5)
On 17 February 2009, a total of 740,609 BSP and 528,538 LTIP awards were granted to 1,558 and 87 eligible employees respectively. Awards granted to M Cutifani and Venkat are as follows:
BSP
LTIP
M Cutifani
19,992
40,694
Venkat
15,268
21,238
#
Venkat refers to S Venkatakrishnan.

Abridged Report 2008

MAJOR SHAREHOLDERS
Anglo South Africa Capital (Proprietary) Limited (Anglo), a wholly-owned subsidiary of Anglo
American plc (incorporated in England and Wales) ceased to be AngloGold Ashanti's major shareholder in October 2007, following the sale of 69.1 million of the 115,102,929 ordinary shares it held in the company, thereby reducing their shareholding in the company to 16.6%.
During 2008, Anglo acquired an additional 11,172,254 ordinary shares in AngloGold Ashanti, through the take up of the rights offer which brought its shareholding to 16.17%. Subsequent to year-end, Anglo disposed of a further 17,263,901 shares, effectively reducing its holding in
AngloGold Ashanti to 11.28%.
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
ORDINARY SHARES HELD
31 January 2009
31 December 2008
31 December 2007
Number
%
Number
%
Number
%
The Bank of New York Mellon*
113,952,075
32.23
111,178,529
31.45
82,550,854
29.75
Anglo American plc (AA plc)
50,049,130
14.16
57,175,183
16.17
46,002,929
16.58
Public Investment Corporation
21,401,639
6.05
19,543,308
5.53
26,937,476
9.71
* Shares held through various custodians in respect of ADSs issued by the Bank.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2008 were:
Ordinary shares held
Number
%
Anglo American plc (through Anglo Capital South Africa (Pty) Limited) 57,175,183 16.17
Allan Gray Ltd 42,865,757 12.13
Tradewinds Global Investors LLC 31,442,064 8.89
NWQ Investment Management Co. LLC 21,219,474 6.00
Public Investment Corporation 19,543,308 5.53
Government of Ghana 11,257,076 3.18
Sanlam Investment Management (Pty) Limited 10,759,008 3.04
Franklin Advisers, Inc. 6,949,807 1.97
First State Investment Management (UK) Limited 6,930,761 1.96
Capital International, Inc. 6,184,622 1.75
ADR Retail & Brokerage 5,288,881 1.50
Orbis Investment Management Limited 4,541,165 1.28
Government of Singapore Investment Corporation 4,228,913 1.20
Old Mutual Investment Group (South Africa) (Pty) Ltd 3,795,406 1.07
Barclays Global Investors, N.A (California) 3,505,684 0.99
Northern Cross Investments Ltd 3,476,553 0.98
RMB Asset Management 3,116,288 0.88
Soges Fiducem (IDRs) 2,849,271 0.81
Wellington Management Company, L.L.P. 2,775,048 0.79
Investec Asset Management (South Africa) 2,740,212 0.78
The above list of shareholders may not necessarily reflect the beneficial shareholders.
information
Shareholder

Abridged Report 2008

ANALYSIS OF ORDINARY SHAREHOLDINGS AT 31 DECEMBER 2008
Number of
% of total
Number of
% of shares
Size of shareholding
shareholders
shareholders
shares
issued
1
–
100
2,439
26.61
133,951
0.04
101
–
500
4,233
46.19
948,379
0.27
501
–
1,000
739
8.06
548,887
0.16
1,001
–
5,000
848
9.25
1,878,831
0.53
5,001
–
10,000
207
2.26
1,489,512
0.42
10,001
–
100,000
466
5.08
17,059,131
4.82
Over 100,000
233
2.54
331,425,619
93.76
Total
9,165
100.00
353,483,410
100.00
SHAREHOLDER SPREAD AS AT 31 DECEMBER 2008
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
% of
Number
shares Number
Class
of shares
issued
of holders
%
Ordinary shares
Non-public shareholders:
– Directors
24,068
0.01
5
0.87
– Strategic holdings
69,287,908
19.60
3
0.53
Public shareholders
284,171,434
80.39
566
98.60
Total
353,483,410
100.00
574
100.00
A redeemable preference shares
}
All shares are held by a wholly owned subsidiary company
B redeemable preference shares
SHAREHOLDERS' DIARY
Financial year-end
31 December 2008
Annual financial statements
posting on or about
23 March 2009
Annual general meeting
11:00 SA time
15 May 2009
Quarterly reports
Released on or about
– Quarter ended 31 March 2009
15 May 2009
– Quarter ended 30 June 2009
31 July 2009
– Quarter ended 30 September 2009
2 November 2009
– Quarter ended 31 December 2009
*10 February 2010
* Approximate dates.
STOCK EXCHANGE LISTINGS
The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of
American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-
register System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary
Shares (GhDSs).

Abridged Report 2008

Stock exchange information at 31 December
2008
2007
2006
2005
2004
JSE (Share code: ANG)
Rands per share:
Market price
– high 349.00 358.89 387.00 319.90 319.00
– low 150.11 254.00 247.00 187.00 192.05
– year end 252.00 293.00 329.99 314.00 199.01
Shares traded – 000 306,655 216,717 131,476 88,946 102,811
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high 23.08 23.15 34.72 28.25 26.45
– low 9.93 18.43 17.50 11.00 14.77
– year end 16.66 21.25 20.55 26.04 19.25
Shares traded – 000 5 648 421 259 19,769
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high 34.79 37.95 52.15 42.00 37.92
– low 10.46 25.21 28.00 24.18 24.90
– year end 18.20 29.05 35.40 41.29 26.60
Shares traded – 000 1,926 1,609 1,209 855 1,552
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
(1)
Market price – high 30.00 30.00 30.00 30.00 30.00
– low 30.00 30.00 30.00 30.00 30.00
– year end 30.00 30.00 30.00 30.00 30.00
Shares traded – 000 – – 1 – 14
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high 34.75 37.55 51.00 41.30 37.78
– low 10.58 25.90 28.10 24.50 25.00
– year end 19.05 30.00 36.00 41.30 27.00
IDRs traded – 000 681 704 1,028 711 477
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high 51.35 49.88 62.20 49.88 48.25
– low 13.37 33.80 35.58 30.50 29.91
– year end 27.71 42.81 47.09 49.33 36.35
ADSs traded – 000 588,403 352,041 348,040 191,698 225,286
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high 11.31 12.37 16.40 13.60 12.60
– low 4.25 8.85 9.75 7.95 8.60
– year end 7.60 10.10 11.90 13.40 9.40
CDIs traded – 000 5,854 14,993 5,424 13,691 875
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
(1)
Market price – high 0.35 0.30 0.31 0.30 0.30
– low 0.35 0.30 0.30 0.30 0.30
– year end 0.35 0.30 0.31 0.30 0.30
GhDSs traded – 000 183 – – 20 62
Each GhDS is equal to one-hundredth of one
ordinary share
(1)
Adjusted to address change in currency.
information cont.
Shareholder

Abridged Report 2008

DIVIDENDS
Last date to
Date        trade ordinary
Payment
Payment
dividend
shares cum
date to
date to
Dividend number
declared
dividend
shareholders
ADS holders
Final – number 105
6 February 2009
27 February 2009
13 March 2009
23 March 2009
Interim – number 106
*29 July 2009
*14 August 2009
*28 August 2009 *7 September 2009
Final – number 107
*10 February 2010
*5 March 2010
*19 March 2010
*29 March 2010
* Approximate dates.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.
ANNUAL GENERAL MEETING
Shareholders on the South African register who have dematerialised their shares in the company
(other than those shareholders whose shareholding is recorded in their own names in the sub-
register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held.
There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars.
Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
ANNUAL FINANCIAL STATEMENTS
Should you wish to receive a printed copy of our 2008 annual financial statements, please request same from the contact persons listed on either the inside back cover of this report or on the company's website.

Abridged Report 2008

ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor: UBS Limited
Auditors: Ernst & Young Inc.
OFFICES
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown
2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services
Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
DIRECTORS
Executive
M Cutifani † (Chief Executive
Officer)
S Venkatakrishnan *
Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
JH Mensah ‡
WA Nairn
Prof WL Nkuhlu
SM Pityana
* British # American
‡ Ghanaian † Australian
Company Secretary
Ms L Eatwell
CONTACTS
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail:
cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
www.AngloGoldAshanti.com
Annual report website
www.aga-reports.com
Company secretarial e-mail
companysecretary@AngloGold
Ashanti.com
AngloGold Ashanti posts
information that is important
to investors on the main page
of its website at
www.anglogoldashanti.com and
under the “Investors” tab on the
main page. This information is
updated regularly. Investors should
visit this website to obtain
important information about
AngloGold Ashanti.
SHARE REGISTRARS
South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor
Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in
Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR DEPOSITARY
The Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645
(Toll free in USA)
International Calls: +1 201 680 6578
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and dividend
reinvestment plan for AngloGold
Ashanti.
Telephone: +1-888-BNY-ADRS
information
Administrative
The Annual Financial Statements 2008 is available in printed or CD format from the contacts whose details appear above or on the
Internet at the above-mentioned website address. In addition, AngloGold Ashanti must by no later than 30 June 2009, produce a Form
20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above. A signed copy of the Annual Financial Statements 2008 may be viewed at the company's registered address.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2009
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary